Financial statements and review

4th quarter 2008



www.statoilhydro.com

StatoilHydro

Strong operational performance

StatoilHydro's fourth quarter 2008 and preliminary results for 2008, operating and financial review

StatoilHydro's net income for the year 2008 amounted to NOK 43.3 billion, compared to NOK 44.6 billion in 2007. In the fourth qua of 2008, net income was NOK 2.0 billion compared to NOK 6.2 billion in the same quarter a year ago.

The quarterly result was negatively affected by weaker oil prices. Furthermore, the significant strengthening of the US dollar compared to NC had a material negative effect on net financial items and consequently, the result became subject to an unusually high effective tax rate.

Total equity production of liquids and gas in 2008 was 1.925 million barrels of oil equivalents per day, up 5% from 2007.

The board of directors is proposing a dividend of NOK 7.25 per share.

In the fourth quarter of 2008, the **net operating income** was NOK 37.8 billion, compared to NOK 30.8 billion in the fourth quarter of 2007. For the year 2008, net operating income amounted to NOK 198.8 billion, compared to NOK 137.2 billion in 2007.

Adjusted for certain items that management considers not to be reflective of StatoilHydro's underlying operational performance, **adjusted earnings** in the fourth quarter of 2008 were NOK 43.7 billion, compared to NOK 45.1 billion in the fourth quarter of 2007. The decrease in adjusted earnings was mainly due to an increase in overall operating expenses and a drop in prices of liquids, partly offset by an increase both prices and volumes of natural gas.

For the year 2008, adjusted earnings increased by NOK 54.7 billion to NOK 203.9 billion as compared to adjusted earnings in 2007. The increase in adjusted earnings was mainly due to an increase in realised prices on both liquids and natural gas, measured in NOK. The increase was partly offset by increased operating expenses.

"I am pleased with what our people achieved in 2008," says Helge Lund, StatoilHydro's chief executive.

"We have delivered record production and carried out our most active exploration programme ever. In 2008 we put 12 new fields on stream Through targeted business development we have also strengthened our positions for long-term international growth," says Mr. Lund.

"StatoilHydro is well positioned to manage through the global economic downturn. A strong balance sheet and active cost management will enable us to pursue our long term strategic direction," says Mr. Lund.

"Good operational performance is the best protection in times of uncertainty, and the merger is key to our continuous performance improvements. We have already realised significant merger synergies. The ongoing integration and standardisation of our offshore operations is aimed at further improving our health, safety and environement (HSE) results, as well as increasing flexibility and efficiency in our organisation," says Mr. Lund.

Performance update



et operating income
45
40
35
30
25
20
15
10
NOK billion

In the fourth quarter of 2008, StatoilHydro delivered total liquids and gas entitlement production of 1,857 mboe per day, which increased compared to the 1.818 mboe per day delivered in the fourth quarter of 2007. Total liftings of liquids and gas were 1,783 mboe per day in fourth quarter of 2008, compared to 1,785 mboe in the fourth quarter of 2007. Total equity production increased by 3% from the fourth qua of 2007 to 2,023 mboe per day in the fourth quarter of 2008.

Higher volumes and prices for natural gas were only partly offset by the negative effects from lower liquids prices and lower liquids volumes
Net operating income for the fourth quarter of 2008 increased to NOK 37.8 billion, up 22% from NOK 30.8 billion in the fourth quarter of 2

In 2008, StatoilHydro delivered total liquids and gas entitlement production of 1,751 mboe per day, up 2% from 1.724 mboe per day in 200
Total equity production increased by 5% from 2007 to 1,925 mboe per day in 2008. Strong production and high prices contributed to a net operating income of NOK 198.8 billion in 2008, compared to NOK 137.2 billion in 2007.

During 2008, the group gained access to 20 new exploration licences in the Gulf of Mexico, Alaska, Brazil, Canada and the Faroe Islands. the NCS we were granted access to 12 new licences, as operator in nina and as partner in three . In addition the group acquired a 15% interest in the Goliat field and a 10% interest in the Ragnarrock discovery on the NCS. In accordance with an agreement with Chesapeake Energy Corporation, StatoilHydro acquired a 32.5% interest in the Marcellus shale gas acreage in the USA. Statoilhydro also completed the purchase of the remaining 50% interest of the Peregrino development offshore Brazil.

StatoilHydro delivered an extensive exploration programme in 2008. Of a total of 79 exploration wells completed before 31 December 2008, were drilled outside the NCS. Thirty-five wells were discoveries , of which eight are located outside the NCS. An additional eight wells have been completed since 31 December 2008.

StatoilHydro maintained a high activity level in progressing projects into production. In 2008, StatoilHydro delivered three PDOs (Plan for Development and Operation) on the NCS: Yttergryta (18 January), Morvin (15 February) and the Troll Field project (27 June). StatoilHydro also started production from seven fields: Volve (12 February), Gulltopp (7 April), Oseberg Gamma Main Statfjord (12 April), Vigdis East (15 April), Theta Cook (26 June), Oseberg Delta (27 June) and Vilje (1 August). Internationally, production commenced on Mondo in Angola (1 January), Deep Water Gunashli in Azerbaijan (22 April), Saxi and Batuque offshore Angola (1 July), the Agbami in Nigeria (29 July) and So Pars in Iran (1 October) .

Return on average capital employed after tax (ROACE) [1] for the 12 months ended 31 December 2008 was 21.0%, compared to 17.7% the 12 months ended 31 December 2007. The increase was due to higher income, partly offset by higher average capital employed. ROAC is defined as a non-GAAP financial measure. [2]

In the fourth quarter of 2008, earnings per share were NOK 0.63, compared to NOK 1.93 in the fourth quarter of 2007. In 2008, earnings share were NOK 13.58, compared to NOK 13.80 in 2007.

StatoilHydro's board of directors proposes to the annual general meeting an ordinary dividend of NOK 4.40 per share for 2008, as well as 2.85 per share in special dividend, for a total of NOK 7.25 per share. In 2007 Statoil ASA paid an ordinary dividend of NOK 4.20 per shar a special dividend of NOK 4.30 per share, for a total dividend of NOK 8.50 per share.

Profit and loss discussion

In the fourth quarter of 2008, the **net operating income** was NOK 37.8 billion, compared to NOK 30.8 billion in the fourth quarter of 2007.

Net operating income includes certain items that management considers not to be reflective of StatoilHydro's underlying operational performance. Management adjusts for these items to arrive at adjusted earnings. **Adjusted earnings** is a supplemental non-GAAP measure to StatoilHydro's IFRS measure of net operating income which management believes provides an indication of StatoilHydro's underlying operational performance in the period and facilitates a better evaluation of operational trends between periods.

The following items negatively impacted the net operating income in the fourth quarter of 2008: lower fair value of derivatives (NOK 2.1 billi impairment charges net of reversals (NOK 1.3 billion), underlift (NOK 1.3 billion), lower values of products in operational storage (NOK 3.6 billion), loss on sale of assets (NOK 0.8 billion) and other accruals (NOK 0.3 billion), while reversal of restructuring cost accrual (NOK 1.6 billion) had a positive impact on net operating income for the fourth quarter of 2008.

Adjusted for these items and effects of eliminations (NOK 1.9 billion), **adjusted earnings** were NOK 43.7 billion in the fourth quarter of 2008, compared to NOK 45.1 billion in the fourth quarter of 2007. The decrease was mainly due to a drop in the prices of liquids, an increase in depreciation because of higher equity production and new, more expensive fields coming on stream. The decrease was partly offset by increased revenues from both higher volumes and prices for natural gas.

In 2008 the **net operating income** was NOK 198.8 billion, compared to NOK 137.2 billion in 2007. The following items impacted the net operating income in 2008 : impairment charges net of reversals (NOK 4.8 billion), lower values of products in operational storage (NOK 2.8 billion), underlift (NOK 2.4 billion) and other accruals (NOK 2.3 billion) impacted net operating income in 2008 negatively, while increased fai value of derivatives (NOK 1.8 billion), gains on derivatives to hedge the value of inventories (NOK 0.8 billion), gain on sales of assets (NOK 1.4 billion) and reversal of restructuring cost accrual (NOK 1.6 billion) positively impacted net operating income in 2008.

Adjusted for these items and effects of eliminations (NOK 2.8 billion), **adjusted earnings** were NOK 203.9 billion in 2008, compared to NOK 149.2 billion in 2007. The increase was mainly due to an increase in realised prices on both liquids and natural gas, measured in NOK, an was only partly offset by increased operating expenses caused by a higher activity level and new, more expensive fields coming on stream.

tatements of income IFRS	Fourth quarter			Twelve months ended 31 December		
	2008	2007	Change	2008	2007	Change
nd other income	**149.8**	145.9	3 %	**652.0**	521.7	25 %
(loss) from equity accounted investments	**0.6**	0.0	-	**1.3**	0.6	111 %
e	**0.3**	0.3	(2 %)	**2.8**	0.5	428 %
es and other income	**150.7**	146.1	3 %	**656.0**	522.8	25 %
xpenses						
et of inventory variation	**75.8**	69.4	9 %	**329.2**	260.4	26 %
xpenses	**16.2**	22.7	(29 %)	**59.3**	60.3	(2 %)
eral and administrative expenses	**3.3**	6.8	(52 %)	**11.0**	14.2	(23 %)
ı, amortisation and impairment	**13.8**	11.9	16 %	**43.0**	39.4	9 %
expenses	**3.9**	4.5	(14 %)	**14.7**	11.3	30 %
ng expenses	**113.0**	115.3	(2 %)	**457.2**	385.6	19 %
g income	**37.8**	30.8	22 %	**198.8**	137.2	45 %
l items	**(12.1)**	(0.7)	(1664 %)	**(18.4)**	9.6	(291 %)
	(23.7)	(23.9)	(1 %)	**(137.2)**	(102.2)	34 %
	2.0	6.2	(67 %)	**43.3**	44.6	(3 %)

ıgs	Fourth quarter			Twelve months ended 31 December		
	2008	2007	Change	2008	2007	Change
es and other income adjusted	**152.6**	149.4	2 %	**653.1**	524.0	25 %
et of inventory variation adjusted	**72.1**	70.1	3 %	**326.3**	261.9	25 %
xpenses adjusted	**17.6**	16.3	8 %	**59.7**	53.7	11 %
eral and administrative expenses adjusted	**3.0**	4.6	(35 %)	**10.5**	12.0	(13 %)
ı, amortisation and impairment adjusted	**12.5**	10.1	24 %	**40.5**	37.2	9 %
expenses adjusted	**3.8**	3.2	18 %	**12.2**	10.0	22 %
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

	Fourth quarter			Twelve months ended 31 December		
	2008	2007	Change	2008	2007	Change
verage number of						
res outstanding	**3,185,220,293**	3,186,607,338		**3,185,953,538**	3,195,866,843	
r share	**0.63**	1.93	(67 %)	**13.58**	13.80	(2 %)
t 12 months)	**21.0 %**	17.7 %		**21.0 %**	17.7 %	
provided by operating activities (billion)	**19.3**	2.2	768 %	**102.5**	93.9	9 %
tments (billion)	**47.6**	16.7	185 %	**95.4**	75.0	27 %
capital employed ratio	**17.5 %**	12.4 %		**17.5 %**	12.4 %	

a	Fourth quarter			Twelve months ended 31 December		
	2008	2007	Change	2008	2007	Change
uids price (USD/bbl)	**51.0**	86.1	(41 %)	**91.0**	70.5	29 %
verage daily exchange rate	**6.78**	5.44	25 %	**5.63**	5.86	(4 %)
uids price (NOK/bbl) [3]	**346**	468	(26 %)	**513**	413	24 %
NOK/scm)	**2.99**	1.80	66 %	**2.40**	1.66	45 %
rgin, FCC (USD/boe) [4]	**7.6**	7.3	4 %	**8.2**	7.5	9 %
nent liquids production (mboe per day)[5]	**1,095**	1,106	(1 %)	**1,055**	1,070	(1 %)
nent gas production (mboe per day)	**762**	712	7 %	**696**	654	6 %
nent liquids and gas production						
ay) [6]	**1,857**	1,818	2 %	**1,751**	1,724	2 %
gas production (mboe per day)	**793**	746	6 %	**725**	674	8 %
liquids production (mboe per day)	**1,230**	1,212	1 %	**1,200**	1,165	3 %
liquids and gas production (mboe per day)	**2,023**	1,958	3 %	**1,925**	1,839	5 %
liftings (mboe per day)	**1,021**	1,073	(5 %)	**1,019**	1,081	(6 %)
ngs (mboe per day)	**762**	712	7 %	**696**	654	6 %
and gas liftings (mboe per day) [7]	**1,783**	1,785	(0 %)	**1,714**	1,735	(1 %)
cost entitlement volumes						

Total liquids and gas li ftings in the fourth quarter of 2008 were 1,783 mboe per day, compared to 1,785 mboe per day in the fourth quarte of 2007. In the fourth q uarter of 2008 there was an underlift of 57 mboe per day [5] compared to an underlift in the fourth quarter of 2007 o mboe per day.

Total liquids and gas liftings in 2008 were 1,714 mboe per day, compared to 1,735 mboe per day in 2007. There was an underlift in 2008 of mboe per day [5] compared to an overlift in 2007 of 11 mboe per day.

Total liquids and gas en titlement production in the fourth quarter of 2008 was 1,857 mboe per day, compared to 1,818 mboe per day in th fourth quarter of 2007. Average equity [10] production was 2,023 mboe per day in the fourth quarter of 2008 compared to 1,958 mboe per da in the fourth quarter of 2007. The increase in entitlement production mainly stems from ramp-up in production from new fields coming on stream, and was only par tly offset by maintenance activity, shut downs and declining production from maturing fields.

Total liquids and gas entitlement production in 2008 was 1,751 mboe per day, compared to 1,724 mboe per day in 2007. Average equity [10] production was up 5% to 1,925 mboe per day in 2008 compared to 1,839 mboe per day in 2007. Increased production mainly stems from ne fields coming on stream and a higher gas off-take, partly offset by declining production from maturing fields.

Exploration expenditure was NOK 5.9 billion in the fourth quarter of 2008, compared to NOK 5.2 billion in the fourth quarter of 2007. Exploration expenditure was NOK 17.8 billion in 2008, compared to NOK 14.2 billion in 2007. The increase in both periods was mainly due to higher exploration activ ity and increased drilling costs. Exploration expenditure reflects exploration activities in the period.

Adjusted exploration expenses for the period consist of exploration expenditure adjusted for the period's change in capitalised exploration expenditure and for certain items impacting the net operating income as described above. The adjusted exploration expenses increased to NOK 3.8 billion in the fourth quarter of 2008 from NOK 3.2 billion in the fourth quarter of 2007.

Adjusted exploration expenses increased from NOK 10.0 billion in 2007 to NOK 12.2 billion in 2008, mainly due to higher exploration activity, increased drilling costs and an increase in expenses of previously capitalised exploration expenditures.

In the fourth quarter of 2008, a total of 19 exploration and appraisal wells and three exploration extension wells were completed, 15 on the NCS and seven internationally. Nine exploration and appraisal wells and two exploration extension wells have been declared as discoveries. In the fourth quarter of 2007, a total of 18 exploration and appraisal wells were completed, four on the NCS and 14 internationally. Five exploration and appraisal wells were declared as discoveries.

In 2008, a total of 79 exploration and appraisal wells and nine exploration extension wells were completed, 48 on the NCS and 40 internationally. Thirty-five exploration and appraisal wells and six exploration extension wells have been declared as discoveries. In 2007, a total of 71 exploration and appraisal wells and two exploration extension wells were completed, 26 on the NCS and 47 internationally. Thirty-four exploration and appraisal wells and two exploration extension wells were declared as discoveries.

A number of completed wells internationally have encountered hydrocarbons but we need to carry out a more extensive evaluation before making a public announcement.

Drilling of 16 exploration and appraisal wells was ongoing at the end of fourth quarter 2008. Eleven wells have been completed after 31 December 2008, of which six wells were declared as discoveries.

Proved reserves at the end of 2008 were 5,584 mmboe, compared to 6,010 mmboe at the end of 2007, a decrease of 426 mmboe. In 2008 230 mmboe were added through revisions, extensions and discoveries, compared to additions of 542 mmboe in 2007, also through revisions, extensions and discoveries.

The reserve replacement ratio was 34% in 2008, compared to 86% in 2007, while the average three-year replacement ratio, including the effects of sales and purchases, was 60% at the end of 2008, compared to 81% at the end of 2007. The reserve replacement rate is a functi of the high production level and the time it takes to mature the significant number of recent discoveries and the latest acquisitions of large unproved reserves to proved reserves.

Production cost per boe was NOK 36.9 for the 12 months ended 31 December 2008, compared to NOK 44.1 for the 12 months ended 31 December 2007. [8] Based on equity volumes, [10] the production cost per boe for the two periods was NOK 33.5 and NOK 41.4, respectively.

Normalised at a USDNOK exchange rate of 6.00, the production cost for the 12 months ended 31 December 2008 was NOK 37.4 per boe, compared to NOK 44.3 per boe for the 12 months ended 31 December 2007. [9] Normalised production cost is defined as a non-GAAP financial measure. [2]

The production cost per boe, both actual and normalised, has decreased significantly, mainly due to non-recurring restructuring costs relating to the merger of Statoil ASA and Hydro Petroleum in 2007, but partly offset by start-up of new fields, increased maintenance cost and genera industry cost pressure.

Adjusted for restructuring costs and other costs arising from the merger recorded in the fourth quarter of 2007 and gas injection costs, the production cost per boe of equity production for the 12 months ended 31 December 2008 was NOK 33.3. The comparable figure for the 12 months ended 31 December 2007 was NOK 31.2. These figures have not been normalised for the currency effects described above.

Net financial items amounted to a loss of NOK 12.1 billion in the fourth quarter of 2008, compared to a loss of NOK 0.7 billion in the fourth quarter of 2007.

The NOK 11.4 billion negative change was mostly attributable to unrealised currency losses with no immediate effects on cash flows, caused by a 20% weakening of NOK against the US dollar. Currency losses in the fourth quarter of 2008 amounted to NOK 22.9 billion of which NO 17.9 billion was related to currency swaps for liquidity and currency risk management and NOK 8.5 billion was related to non-current financial liabilities. This compares to a NOK 1.0 billion currency loss in the fourth quarter of 2007. The NOK 22.0 billion increase in currency losses wa partly offset by a NOK 4.2 billion improvement in financial expenses, a NOK 4.0 billion increase in income from securities and a NOK 2.3 billion increase in financial income.

In 2008, net financial items amounted to a loss of NOK 18.4 billion, compared to a gain of NOK 9.6 billion in 2007.

The NOK 28.0 billion negative change was mainly attributable to NOK 32.6 billion in currency losses caused by a 29% weakening of NOK against USD in 2008 compared to a NOK 10.0 billion gain from a 14% strengthening of the NOK against the USD in 2007. The negative impact of currency exchange losses was partly offset by a NOK 5.5 billion increase in income from securities primarily due to currency gains on USD denominated investments, a NOK 4.7 billion positive change in interest expenses mostly due to gains on derivatives and a NOK 4.4 billion increase in interest income.

Income taxes were NOK 23.7 billion in the fourth quarter of 2008, equivalent to a tax rate of 92.1%, compared to NOK 23.9 billion in the fou quarter of 2007, equivalent to a tax rate of 79.4%. The increase in the tax rate was mainly related to the net loss on financial items which is deductible at a lower rate than the average tax rate. In addition, the tax rate was increased by the deferred tax expense caused by currency effects in certain group companies which are taxable in a different currency than the functional currency, also increased the tax rate. This was partly offset by the tax effect of a proportionally higher operating income being subject to a lower than average tax rate.

In 2008 income taxes were NOK 137.2 billion, equivalent to a tax rate of 76.0%, compared to NOK 102.2 billion in 2007, equivalent to a tax rate of 69.6%. The increase in the tax rate was mainly related to a net loss on financial items which is subject to lower taxation than the average rate.

Outlook

At the Strategy Update in January 2009, StatoilHydro's presented a forecast for **equity production** of 1,950 mboe per day in 2009 and 2,200 mboe per day in 2012. The estimate for 2009 excludes any adverse effects of potential OPEC quotas. The guidance for 2012 reflects expected effects of our recent acquisitions of US shale gas and 50% of the Peregrino development.

Maintenance activity is expected to have little impact on the equity production in the first quarter of 2009.

Capital expenditures for 2009, excluding acquisitions, are estimated at around USD 13.5 billion. Approximately 50% of the forecasted investments for 2009 are in assets expected to contribute to growth in oil and gas production, about one third are related to investments in currently producing assets, with the remainder in other activities.

Unit production cost for equity volumes is estimated in the range of NOK 33 to 36 per barrel in the period from 2009 to 2012, excluding purchases of fuel and gas for injection. For 2009, the unit production cost is expected to be in the upper end of this range.

StatoilHydro's ambition is to deliver a competitive **ROACE** compared with its peer group.

Exploration drilling is the primary tool for growing our business. The company will continue to high-grade the large portfolio of exploration assets and expects to maintain a high level of **exploration activity** in 2009, although slightly lower than in 2008. StatoilHydro expects to complete between 65 and 70 exploration and appraisal wells in 2009. Rigs have already been secured for most of the exploration drilling in 2009 and to some extent also for subsequent years. The exploration activity is estimated at USD 2.7 billion for 2009.

The year 2008 was one of the most **volatile periods in the product, gas liquid and crude oil markets**. While natural gas prices have been strong in Europe, crude oil and gas liquids prices decreased dramatically during the third and fourth quarters of 2008. We anticipate that crude oil and gas liquids prices will remain at relatively low levels and that prices will continue to be volatile at least in the near term.

The price development for natural gas is very uncertain due to the financial turmoil. The natural gas market is also influenced by developments in the overall power market and the industrial segment where gas is competing with coal and fuel oil products, both having experienced significant fall in prices. Going forward, the value of natural gas will increasingly be determined in the power segment in competition with coal, renewable- and nuclear energy. The actual climate policy and regulations will be important factors in determening the gas pricing.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. See "Forward-Looking Statements" below.

Risk update

Risk factors

The results of operations largely depend on a number of factors, most significantly those that affect the price received in NOK for products sold. Specifically, such factors include the level of liquids and natural gas prices; trends in the exchange rate between the USD and the NOK, liquids and natural gas production volumes, which in turn depend on entitlement volumes under profit sharing agreements and available petroleum reserves, and StatoilHydro's, as well as our partners' expertise and co-operation in recovering oil and natural gas from those reserves; and changes in StatoilHydro's portfolio of assets due to acquisitions and disposals.

The illustration shows how certain changes in the crude oil prices (a substitute for liquids prices), natural gas contract prices and the USDNOK exchange rate, if sustained for a full year, could impact our net operating income in 2009. Changes in commodity prices, currency and interest rates may result in income or expense for the period as well as changes in the fair value of derivatives in the balance sheet.

The illustration is not intended to be exhaustive with respect to risks that have or may have a material impact on the cash flows and results of operation. See the annual report for 2007 for a more detailed discussion of risks to which StatoilHydro is exposed.

Financial risk management

StatoilHydro has policies in place to manage acceptable risk for commercial and financial counterparties and the use of derivatives and market activities in general. StatoilHydro has so far had only limited exposure towards those more distressed parties and instruments during the current financial crisis. The turmoil in the financial markets has not caused us to make any changes in our risk management policies, but we have tightened our practices with respect to credit risk and liquidity management. There have been only insignificant counterparty losses incurred so far. The group's exposure towards financial counterparties is still considered to have an acceptable risk profile, but it is anticipated that the risk may increase if the financial crisis worsens. This may be somewhat reduced by the effects of national and international actions by nations and national banks.

The markets for short- and long-term financing are currently considered to function comfortably for borrowers with StatoilHydro's credit standing and general characteristics. However, under current circumstances uncertainty still exists. Funding costs for short maturities are generally at historically low levels. Long-term funding costs are at attractive absolute levels although the credit spread element for corporate issuers is significantly higher compared to levels existing before the financial crisis. With regard to liquidity management, focus is on finding the right balance between risk and reward and most funds are currently placed in short term AA- and AAA-rated non-Norwegian government certificates or with banks with AA-rating.

Health, safety and the environment (HSE)

The total recordable injury frequency was 4.6 in the fourth quarter of 2008 compared to 4.7 in the fourth quarter of 2007. The serious incident frequency decreased from 2.3 in the fourth quarter of 2007 to 1.9 in the fourth quarter of 2008. There were no fatal accidents in the fourth quarter of 2008.

The total recordable injury frequency increased from 5.0 for the 12 months ended 31 December 2007 to 5.4 for 12 months ended 31 December 2008. The serious incident frequency increased from 2.1 for the 12 months ended 31 December 2007 to 2.2 for the 12 months ended 31 December 2008. There were two fatalities in the 12 months ended 31 December 2008.

The number of accidental oil spills in the fourth quarter of 2008 increased compared to the fourth quarter of 2007, but the volume decreased from 4,458 cubic metres in the fourth quarter of 2007 to 24 cubic metres in the fourth quarter of 2008. The number of accidental oil spills for the 12 months ended 31 December 2008 increased compared for the 12 months ended 31 December 2007, but the volume decreased from 4,989 cubic metres in 2007 to 342 cubic metres in 2008.

Important events

- StatoilHydro submitted an **external investigation report on the Libya matter** to Norwegian and US authorities on 7 October. Consultancy agreements related to Norsk Hydro's earlier activities in Libya contain issues which could be problematic in relation to Norwegian and US anti-corruption legislation. The external investigation into Hydro Oil & Energy's international operations has been submitted to the National Authority for Investigation and Prosecution of Economic and Environmental Crime in Norway (Økokrim), to the US Department of Justice (DoJ), the US Securities and Exchange Commission (SEC) and to the relevant Libyan authorities.
- On 10 October StatoilHydro **announced higher volumes in the Dagny discovery** in the North Sea, upgraded to contain between 130 and 170 million barrels of oil equivalents.
- StatoilHydro ASA and Det norske oljeselskap ASA signed a **sales and purchase agreement** on 12 October for the transfer of Det norske oljeselskap's 15% interest in the **Goliat** field to StatoilHydro ASA. The transaction has effect from 1 January 2008. Also on 12 October, StatoilHydro Petroleum AS and Det norske oljeselskap ASA **agreed on a swap** of minor interests in three other licences.
- StatoilHydro announced a number of discoveries on the NCS; gas in production **licence 218** (16 October), oil and gas in **Pan/Pandora** (22 October), gas and condensate in **Noatun** (27 October), hydrocarbons in **Caurus** (31 October), oil and gas in **Pandora** (1 December), oil in **Nucula** (1 December), and oil in **Dompap/Måke** (27 December).
- On 16 October StatoilHydro's partner Sonangol announced **two new oil discoveries in block 31** offshore Angola.
- On 21 October, the European Commission announced that **StatoilHydro has been granted permission to take over the bulk of the Jet retail chain** in Scandinavia currently owned and operated by ConocoPhillips.
- On 10 November **changes in the corporate executive committee were announced**. Øystein Michelsen (52), Helga Nes (52) and Gunnar Myrebøe (59) were appointed members of StatoilHydro's corporate executive committee.
- On 12 November StatoilHydro **formed a strategic alliance with Chesapeake** Energy Corporation to jointly explore unconventional gas opportunities worldwide. Under this agreement we will initially acquire a 32.5% interest in Chesapeake's Marcellus shale gas acreage.
- On 11 December StatoilHydro **completed the full acquisition of the Peregrino** heavy-oil field offshore Brazil, after closing the deal to acquire the additional 50% stake from Anadarko and making StatoilHydro the operator.

Subsquent Important Even ts:

- On 6 January StatoilHydro **started gas production at Yttergryta subsea field** for the Åsgard field in the Norwegian Sea.
- On 13 January StatoilHydro **found oil north of the Norne field** in the Norwegian Sea and will consider development with the Norne production and storage ship.
- On 27 January **gas exports from the Kvitebjørn field in the North Sea resumed** after successful repairs to the rich gas pipeline between the platform and the Kollsnes processing plant near Bergen.
- On 30 January a **small oil discovery** was made in the **Curran** prospect, south of the Tune field.
- On 2 February, there was a **discovery in the Heidelberg prospect in the deepwater Gulf of Mexico** operated by Anadarko. StatoilHydro has a 12% working interest in Heidelberg.
- On 5 February **gas and condensate were found** when StatoilHydro completed the drilling of an exploration well in the **Fulla prospect**, north-east of the Frigg field in the North Sea.

E&P NORWAY

AY

atement	Fourth quarter			Twelve months ended 31 December		
	2008	2007	Change	2008	2007	Change
es and other income	**45.6**	53.2	(14 %)	**219.8**	179.2	23 %
xpenses	**6.3**	12.8	(50 %)	**23.5**	29.1	(19 %)
eral and administrative expenses	**0.0**	0.0	(148 %)	**(0.1)**	0.3	(135 %)
n, amortisation and impairment	**6.9**	6.4	8 %	**24.0**	23.0	4 %
expenses	**1.9**	1.5	31 %	**5.5**	3.6	52 %
ses	**15.1**	20.6	(27 %)	**52.9**	56.1	(6 %)
g income	**30.5**	32.6	(7 %)	**166.9**	123.1	36 %

ngs	Fourth quarter			Twelve months ended 31 December		
	2008	2007	Change	2008	2007	Change
es and other income adjusted	**51.1**	52.7	(3 %)	**222.0**	172.7	29 %
xpenses adjusted	**7.1**	7.6	(6 %)	**24.6**	23.7	4 %
eral and administrative expenses adjusted	**0.0**	(0.0)	148 %	**(0.1)**	0.3	(135 %)
n, amortisation and impairment adjusted	**6.9**	6.4	8 %	**24.0**	23.0	4 %
expenses adjusted	**1.9**	1.5	31 %	**5.5**	3.6	52 %
rnings	**35.2**	37.3	(6 %)	**168.0**	122.1	38 %

a	Fourth quarter	Twelve months ended 31 December

In the fourth quarter of 2008, the **net operating income** for E&P Norway was NOK 30.5 billion compared to NOK 32.6 billion in the fourth quarter of 2007. The following items negatively impacted the net operating income in the period: unrealised derivatives NOK 4.7 billion, underlift of NOK 0.8 billion and loss on sales of assets NOK 0.8 billion. Merger related costs impacted the net operating income positively by NOK 1.6 billion in the period. See the section "reconciliation of net income to adjusted earnings" for details.

Adjusted earnings were NOK 35.2 billion in the fourth quarter of 2008, compared to NOK 37.3 billion in the fourth quarter of 2007. An increase in the transfer price on natural gas of 52% positively impacted adjusted earnings by NOK 8.0 billion. In addition, an increase in th production of natural gas contributed NOK 0.9 billion, while an increase in the production of liquids contributed NOK 0.4 billion. These items were offset by a 26% decrease in E&P Norway's realised price of liquids measured in NOK, which negatively impacted the adjusted earning by NOK 9.8 billion. Depreciation increased by NOK 0.5 billion mainly due to increased production. Exploration expenses increased by NOK (billion, mainly due to increased exploration activity. Other income decreased by NOK 0.3 billion due to lower income from derivatives. Finally operating expenses increased by NOK 0.2 billion.

For the 12 months ended 31 December 2008 **net operating income** for E&P Norway was NOK 166.9 billion compared to NOK 123.2 billion in 2007. The following items impacted the net operating income in the period; over-/underlift with a negative contribution of NOK 2.6 billion and loss on sales of assets of NOK 0.8 billion. Merger related costs impacted the net operating income positively by NOK 1.6 billion in the peri Unrealised derivatives contributed positively by NOK 0.7 billion.

Adjusted earnings for E&P Norway were NOK 168.0 billion for the 12 months ended 31 December 2008, compared to NOK 122.1 billion f the 12 months ended 31 December 2007. The increase was mainly due to a 24% increase in E&P Norway's price of liquids measured in N which contributed NOK 26.3 billion, and an increase in the transfer price of natural gas by 35%, which contributed NOK 17.9 billion. In add an increase in the production of natural gas contributed NOK 3.2 billion and an increase in the production of liquids contributed NOK 1.2 billion. Other income increased by NOK 0.7 billion due to higher income from derivatives. A decrease in sales, administration and business development costs contributed NOK 0.4 billion. The increase in adjusted earnings was partly offset by an increase in exploration expenses c NOK 1.9 billion, mainly due to increased exploration and increased expensing of previously capitalised exploration wells. Depreciation increased by NOK 1.0 billion mainly due to increased production. Operating expenses increased by NOK 0.9 billion, mainly due to start-up c new fields, higher activity and industry cost inflation.

Average daily lifting of liquids increased from 819 mboe per day in the fourth quarter of 2007 to 832 mboe per day in the fourth quarter 2008. Average daily lifting of liquids decreased from 831 mboe per day for the 12 months ended 31 December 2007 to 808 mboe per day the 12 months ended 31 December 2008.

Average daily production of liquids increased from 843 mboe per day in the fourth quarter of 2007 to 854 mboe per day in the fourth q of 2008. The increase in liquids production was mainly related to start-up of the Volve field in February 2008, the effect from new wells at Oseberg and start-up of production at Vilje. The increase was partly offset by shut down of well S-4 H at Kristin in the fourth quarter of 2(and declining production from wells in the Statfjord, Sleipner, Norne, Snorre, Tordis and Vigdis fields.

Average daily production of liquids increased from 818 mboe per day for the 12 months ended 31 December 2007 to 824 mboe per day fc 12 months ended 31 December 2008.

Average daily production of gas increased from 652 mboe per day in the fourth quarter of 2007 to 691 mboe per day in the fourth quar 2008. Average daily gas production increased from 599 mboe per day for the 12 months ended 31 December 2007 to 637 mboe per day f the 12 months ended 31 December 2008. The increase was mainly due to the start-up of the Ormen Lange field in the fourth quarter of 2 limitations on production from Kvitebjørn in the first half of 2007 to enable safe drilling conditions, the build-up of production at Snøhvit durir 2008 and start-up of gas production at the Njord field in December 2007.

Exploration expenditure (including capitalised exploration expenditure) was NOK 2.9 billion in the fourth quarter of 2008, compared to NOK 1.9 billion in the fourth quarter of 2007. Exploration expenditure was NOK 8.7 billion for the 12 months ended 31 December 2008, compare NOK 5.7 billion for the 12 months ended 31 December 2007. The increase stems primarily from a higher number of wells drilled.

Exploration expenses were NOK 1.9 billion in the fourth quarter of 2008, compared to NOK 1.5 billion in the fourth quarter of 2007. Exploration expenses increased to NOK 5.5 billion for the 12 months ended 31 December 2008, compared to NOK 3.6 billion for the 12 months ended 31 December 2007, mostly due to more wells being drilled.

In the fourth quarter of 2008, 12 exploration and appraisal wells and three exploration extension wells were completed on the NCS. Of thes nine exploration and appraisal wells and two exploration extension wells were discoveries. In the fourth quarter of 2007, four exploration and appraisal wells were completed on the NCS, one of which was a discovery.

For the 12 months ended 31 December 2008, 39 exploration and appraisal wells and nine exploration extension wells were completed on th NCS, of which 27 exploration and appraisal wells and six exploration extension wells were discoveries. In the same period of 2007, 24 exploration and appraisal wells and two exploration extension wells were completed on the NCS, of which 16 exploration and appraisal wells and two exploration extension wells were discoveries.

Drilling of seven exploration and appraisal wells were ongoing at the end of the fourth quarter of 2008. Seven exploration and appraisal wel have been completed since 31 December 2008. Of these, five exploration and appraisal wells were discoveries: Obesum, Dompap/Måke sidetrack, Curran, Visund S1 and Fulla). Verona and Obelix were dry.

Important events:

- StatoilHydro ASA and Det norske oljeselskap ASA signed a sales and purchase agreement on 12 October. We acquired 15% interest the Goliat field and 10% interest in PL265 Ragnarrock discovery in exchange for ceding our 10% interest in PL102 and 57% interest PL169 to Det norske oljeselskap ASA.
- Exploration success with high drilling activity and 27 discoveries for the 12 months ended 31 December 2008.
- On 10 October E&P Norway **announced higher volumes on the Dagny discovery** in the North Sea, upgraded to contain between 130 and 170 million barrels of oil equivalent.
- E&P Norway has announced **a number of additional discoveries** in the period; gas in the production **licence 218** in the Norwegian Sea (16 October), oil and gas in the **Pan/Pandora prospect** south of the Visund field in the North sea (22 october), a gas/condensate discovery in the **Noatun prospect** (27 October), hydrocarbons in an exploration well in the **Caurus** prospect in the Barents Sea (31 October), oil and gas in the **Pandora prospect** in the North Sea (1 December), oil in the **Nucula prospect** in the Barents Sea (1 December), and oil in the **Dompap/Måke prospect** (27 December).

Subsequent Important Even ts:

- On 5 January a drilling rig **started drilling the first of 13 production wells in Gjøa**.
- On 6 January we **started gas production at Yttergryta subsea field** for the Åsgard field in the Norwegian Sea.
- On 9 January we **shut down production on the Kristin field** in the Norwegian Sea and platform staffing was temporarily reduced until the lifeboat system had been tested and found to be functional.
- On 12 January **adjustments of Grane field interests** in the North Sea were agreed on, resulting in a reduction of our share from 38% to 36.66%.
- On 13 January we **discovered oil just north of the Norne field** in the Norwegian Sea and we will consider development with the Norne production and storage ship.
- On 22 January the **Kristin field resumed production** after lifeboat components were replaced. Extensive testing was done to ensure that the crafts function in all weather and wave conditions.
- On 27 January **gas exports from the Kvitebjørn field in the North Sea resumed** after successful repairs to the rich gas pipeline between the platform and the Kollsnes processing plant near Bergen.
- On 30 January a **small oil discovery** was made in the **Cerran** prospect, south of the Tune field.
- On 5 February **gas and condensate were found** when StatoilHydro completed the drilling of an exploration well in the **Fulla prospect**, north-east of the Frigg field in the North Sea.

INTERNATIONAL E&P

ONAL E&P

atement	Fourth quarter			Twelve months ended 31 December		
	2008	2007	Change	2008	2007	Change
es and other income	**8.2**	12.3	(34 %)	**46.1**	41.6	11 %
xpenses						
et of inventory variation	**0.4**	0.7	(47 %)	**1.7**	1.9	(12 %)
xpenses	**1.3**	1.4	(8 %)	**5.6**	5.4	4 %
eral and administrative expenses	**0.9**	1.5	(41 %)	**3.2**	3.3	(4 %)
, amortisation and impairment	**5.2**	3.4	56 %	**13.7**	11.1	23 %
expenses	**2.0**	3.0	(35 %)	**9.2**	7.7	19 %
ses	**9.8**	10.0	(3 %)	**33.3**	29.4	13 %
g income	**(1.6)**	2.2	(173 %)	**12.8**	12.2	5 %

ngs	Fourth quarter			Twelve months ended 31 December		
	2008	2007	Change	2008	2007	Change
es and other income adjusted	**9.3**	12.9	(28 %)	**45.1**	42.7	6 %
et of inventory variation adjusted	**0.3**	0.7	(62 %)	**1.6**	1.9	(17 %)
xpenses adjusted	**1.9**	1.4	34 %	**6.0**	5.4	11 %
eral and administrative expenses adjusted	**0.9**	0.8	10 %	**3.2**	2.6	22 %
, amortisation and impairment adjusted	**4.0**	2.6	58 %	**11.6**	9.9	17 %
expenses adjusted	**1.9**	1.7	8 %	**6.7**	6.4	4 %
rnings	**0.3**	5.6	(95 %)	**16.1**	16.5	(2 %)

a	Fourth quarter			Twelve months ended 31 December		
	2008	2007	Change	2008	2007	Change
(USD/bbl)	**51.9**	87.3	(41 %)	**88.7**	69.1	28 %
(NOK/bbl)	**351.9**	474.8	(26 %)	**499.3**	404.8	23 %

In the fourth quarter of 2008 the **net operating income** for International E&P was negative NOK 1.6 billion compared to NOK 2.2 billion in the fourth quarter of 2007. The following items had a negative impact on the net operating income in the period: impairment charges of NOK 1 billion (consisting of NOK 1.2 billion of depreciation, amortisation and impairment and NOK 0.1 billion of exploration expenses) mainly relatec to changes in market conditions, underlift charges of NOK 0.5 billion and miscellaneous non-operational provisions of NOK 0.1 billion. See tl section "reconciliation of net income to adjusted earnings for details".

Starting the fourth quarter in a high overlift position and having the main lifting in September, International E&P had a disproportional lifting during a period with declining prices, thus reducing the average realised oil price compared to the average of Brent Blend in the period.

Considering these items, **adjusted earnings** were NOK 0.3 billion in the fourth quarter of 2008, compared to NOK 5.6 billion in the fourth quarter of 2007. The decrease was mainly due to a decrease in entitlement production contributing NOK 2.0 billion, a 24% decrease in realised liquids and gas prices measured in NOK, which contributed NOK 1.7 billion and an increase of NOK 1.5 billion in depreciation, amortisation and impairment and other miscellaneous increases contributing NOK 0.1 billion.

For the 12 months ended 31 December 2008, the **net operating income** for International E&P was NOK 12.8 billion, compared to NOK 3.9 billion in 2007. The following items impacted the net operating income in the period: net impairment charges of NOK 4.4 billion mostly relate to GoM and mainly due to changes in market conditions, a net gain on sale of assets of NOK 1.2 billion, a positive effect of net overlift o 0.2 billion, a negative effect of non-operational accruals of NOK 0.2 billion, and write-down of spare parts of NOK 0.1 billion.

Adjusted earnings were NOK 16.1 billion for the 12 months ended 31 December 2008, compared to NOK 16.5 billion for the 12 months ended 31 December 2007. The decrease was mainly due to a decrease in entitlement production contributing NOK 5.7 billion, an increase o NOK 1.7 billion in depreciation, amortisation and impairment and a NOK 0.6 billion increase in general and administrative expenses and othe miscellaneous increases contributing NOK 0.1 billion. The decrease was partly offset by a 19% increase in realised liquids and gas prices measured in NOK, contributing NOK 7.7 billion.

Average daily lifting of liquids and gas decreased from 314 mboe per day in the fourth quarter of 2007 to 260 mboe per day in the fou quarter of 2008.

Average daily lifting of liquids and gas decreased from 305 mboe per day for the 12 months ended 31 December 2007 to 270 mboe per c for the 12 months ended 31 December 2008.

Average daily entitlement production of liquids and gas was 313 mboe per day in the fourth quarter of 2008, compared to 323 mboe day in the fourth quarter of 2007. There was an average negative PSA effect on entitlement production of 166 mboe per day in the fourth quarter of 2008, compared to 140 mboe in the fourth quarter of 2007. [10]

Average daily entitlement production of liquids and gas was 291 mboe per day for the 12 months ended 31 December 2008, compared to mboe per day for the 12 months ended 31 December 2007. There was an average negative PSA effect on entitlement production of 174 m per day for the 12 months ended 31 December 2008, compared to 115 mboe for the 12 months ended 31 December 2007. [10]

Average daily equity production of liquids increased from 370 mboe per day in the fourth quarter of 2007 to 376 mboe per day in the fourt quarter of 2008. The increase in liquids production was mainly related to the start-up of the production in the Agbami field in Nigeria, the S Batuque and Mondo fields in Angola and the South Pars field in Iran, all of which took place in 2008. These increases were partly offset b decreased production from ACG due to the Central Azeri gas leakage, Girassol/Jasmim field in decline and operational problems, PetroCedeño migration effect and Kizomba A production coming off plateau.

Average daily equity production of liquids increased from 347 mboe per day for the 12 months ended 31 December 2007 to 376 mboe per for the 12 months ended 31 December 2008. The increase in liquid production was mainly related to the start-up of the Rosa and Marimba fields in Angola in 2007, the Mondo and Saxi-Batuque fields in Angola in 2008, the Agbami start-up in Nigeria in 2008, increased productio from the Dalia field in Angola and ramp-up production in 2007 at both the In Amenas field in Algeria and the Shah Deniz field in Azerbaija These increases were partly offset by decreased production from the Girassol/Jasmim field, and maintenance turnaround and migration effects from Petrocedeño in Venezuela, Kizomba A production coming off plateau and divestment of the GoM shelf fields with effect from ye end 2007.

Average daily equity production of gas increased from 94 mboe per day in the fourth quarter of 2007 to 103 mboe per day in the fourth quarter of 2008. Average daily equity gas production increased from 75 mboe per day for the 12 months ended 31 December 2007 to 88 r per day for the 12 months ended 31 December 2008. The increase was mainly related to ramp-up of gas production from Shah Deniz in Azerbaijan, and start-up of new gas fields in the GoM in the third and fourth quarter of 2007 (Q, Spiderman, San Jacinto). The increase wa partly offset by divestment of the GoM shelf fields with effect from year end 2007, and reduced offtake and maintenance turnaround at the Salah field in Algeria.

Exploration expenditure (including capitalised exploration expenditure) was NOK 3.1 billion in the fourth quarter of 2008, compared to NOK 2.6 billion in fourth quarter of 2007.

Exploration expenditure was NOK 8.9 billion for the 12 months ended 31 December 2008, compared to NOK 7.9 billion for the 12 months ended 31 December 2007. The increase in was mainly due to more expensive wells, higher field evaluation cost and delineation drilling on oil sands project in Canada.

Adjusted exploration expenses were NOK 1.9 billion in the fourth quarter of 2008, compared to NOK 1.7 billion in the fourth quarter of 2(The increase was mainly due to more expensive wells, and a higher NOK/USD exchange rate, partly compensated by increased capitalisatic of exploration wells.

Adjusted exploration expenses were NOK 6.7 billion for the 12 months ended 31 December 2008, compared to NOK 6.4 billion for the 12 months ended 31 December 2007. The increase in exploration expense was mainly due to more expensive wells, higher field evaluation cos and delineation drilling on the oil sands project in Canada, partly compensated by increased capitalisation and reduced expensed capitalised in previous years.

In the fourth quarter of 2008, seven exploration and appraisal wells were completed internationally, of which none have to date been declar as discoveries. In the fourth quarter of 2007, 14 wells were completed internationally, of which four have been declared as discoveries.

For the 12 months ended 31 December 2008, 40 exploration and appraisal wells were completed internationally, of which eight wells have been declared as discoveries. For the 12 months ended 31 December 2007, 47 wells were completed internationally, of which 18 wells wer declared as discoveries.

A number of completed wells have encountered hydrocarbons but need more thorough evaluation before external announcement.

Drilling in nine exploration and appraisal wells was ongoing at the end of the fourth quarter of 2008.

Important events:

- On 12 November we **formed a strategic alliance with Chesapeake** Energy Corporation to jointly explore unconventional gas opportunities worldwide. Under this agreement we will initially acquire a 32.5% interest in Chesapeake's Marcellus shale gas acreage.
- On the 17 November we were awarded an interest in two licences off the coast of Newfoundland, Canada, in a land sale. The comp will operate one of the licences with a 65% working interest. The other licence is operated by Petro-Canada, with a 50% working inte for StatoilHydro.
- On 8 December StatoilHydro was awarded operatorship of a large exploration area offshore the Faroe Islands as part of the third Faroes licencing round. We have a 50% stake in the licence.
- On 11 December we **completed the full acquisition of the Peregrino** heavy-oil field offshore Brazil, after closing the deal to acquire the additional 50% stake from Anadarko.

Subsequent important events

- On 2 February a **discovery in the Heidelberg prospect in the deepwater Gulf of Mexico** was announced by operator Anadarko. StatoilHydro has a 12% working interest in Heidelberg.

NATURAL GAS

;AS

atement	Fourth quarter			Twelve months ended 31 December		
	2008	**2007**	**Change**	**2008**	**2007**	**Change**
es and other income	**38.8**	19.1	103 %	**110.8**	73.5	**51 %**
et of inventory variation	**26.3**	15.5	69 %	**80.9**	56.7	43 %
xpenses	**3.9**	4.2	(6 %)	**13.8**	12.3	13 %
eral and administrative expenses	**0.3**	0.7	(61 %)	**1.3**	1.1	9 %
n, amortisation and impairment	**0.7**	0.5	34 %	**2.3**	1.8	25 %
ses	**31.2**	20.9	49 %	**98.3**	72.0	37 %
g income	**7.6**	(1.8)	517 %	**12.5**	1.5	739 %

ngs	Fourth quarter			Twelve months ended 31 December		
	2008	**2007**	**Change**	**2008**	**2007**	**Change**

In the fourth quarter of 2008 the **net operating income** for Natural Gas was NOK 7.6 billion, compared to a negative NOK 1.8 billion in the fourth quarter of 2007. The following items impacted the net operating income in the period: a NOK 2.5 billion gain on derivatives, a reversal impairment of NOK 0.2 billion and a reduced accrual for claims of NOK 0.1 billion. See the section "reconciliation of net income to adjusted earnings" for details.

Adjusted earnings were NOK 4.8 billion in the fourth quarter of 2008, compared to NOK 1.4 billion in the fourth quarter of 2007. The volume weighted average sales price increased by 66 % amounting to NOK 13.7 billion, of which the rise in European piped gas price contributed NOK 12.2 billion.

Adjusted earnings in **Processing and Transport** were NOK 1.4 billion, compared to NOK 1.6 billion in the fourth quarter of 2007. Processing and transport revenues increased by NOK 0.1 billion, while fixed operating expenses, and depreciation charges increased by NOK 0.3 billion.

Adjusted earnings in **Marketing and Trading** were NOK 3.3 billion, compared to a loss of NOK 0.3 billion in the fourth quarter of 2007. Marketing and Trading income increased by NOK 3.6 billion, mainly due to increased sales prices (NOK 13.7 billion) and higher volumes sold

(NOK 2.0 billion). The main offsetting factors to the increased income were NOK 10.8 billion from higher costs of goods sold, and NOK 0.1 billion in increased operating expences. Selling and administrative expenses were reduced by NOK 0.1 billion.

The main reasons for the high fourth quarter Marketing and Trading result are strong short term trading results combined with underlying so performance from the long term portfolio.

For the 12 months ended 31 December 2008, the **net operating income** was NOK 12.5 billion, compared to NOK 1.5 billion in 2007. The following items impacted the net operating income in the period: a NOK 1.2 billion gain on derivatives, impairment of NOK 0.2 billion and a increase in accruals for claims of NOK 0.4 billion.

Adjusted earnings were NOK 11.9 billion for the 12 months ended 31 December 2008, compared to NOK 6.5 billion for the 12 months en 31 December 2007. The volume weighted average sales price increased by 45%, amounting in total to NOK 31.2 billion, of which the rise i European piped gas price contributed NOK 27.0 billion. Changes in European gas prices lag behind changes in crude oil prices.

Adjusted earnings in **Processing and Transport** were NOK 5.8 billion for the 12 months ended 31 December 2008, compared to NOK 5.9 billion for the 12 months ended 31 December 2007. Processing and Transport revenues increased by NOK 0.2 billion, while fixed operating expenses and depreciation increased by NOK 0.3 billion.

Adjusted earnings in **Marketing and Trading** were NOK 6.1 billion for the 12 months ended 31 December 2008, compared to a gain of NOK 0.6 billion for the 12 months ended 31 December 2007. Marketing and Trading income increased by NOK 5.5 billion, mainly due to increase price (NOK 31.2 billion) and higher volumes sold (NOK 7.7 billion). The main offsetting factors to the increased income were NOK 24.2 billi in higher costs of goods sold, NOK 1.7 billion in increased operating expenses, and NOK 0.5 billion increased selling and administrative expenses. The increased operating expenses are mainly due to higher transportation cost for the 12 months ended 31 December.

Natural gas sales volumes for the fourth quarter of 2008 were 12.1 billion standard cubic metres (bcm), compared to 11.5 bcm in the fou quarter of 2007, an increase of 6%. Of the total gas sales in the fourth quarter of 2008, 10.9 bcm was entitlement gas and 0.8 bcm was SDFI share of US piped gas.

Natural gas sales **volumes** for the 12 months ended 31 December 2008 were 45.2 bcm, compared to 42.0 bcm for the 12 months ended 31 December 2007, an increase of 8%. Of the total gas sales for the 12 months ended 31st December 2008, 39.3 bcm was entitlement gas a 2.6 bcm was the SDFI's share of US piped gas.

The sale of natural gas from the In Salah field in Algeria is reported by International E&P. Shah Deniz volumes and Gulf of Mexico volume are reported in full by NG, however only the NG share is included in the accounts.

In the fourth quarter of 2008 the **volume weighted average sales price** was NOK 2.99 per scm (USD 11.63 per million British thermal units), compared to NOK 1.80 per scm (USD 8.73 mmbtu) in the fourth quarter of 2007, an increase of 66%.

For the 12 months ended 31 December 2008, the volume weighted average sales price was NOK 2.40 per scm (USD 11.24 mmbtu), compared to NOK 1.66 per scm (USD 7.43 mmbtu) for the 12 months ended 31 December 2007, an increase of 45%.

MANUFACTURING & MARKETING

TURING & MARKETING

atement	Fourth quarter			Twelve months ended 31 December		
	2008	2007	Change	2008	2007	Change
es and other income	**114.5**	117.2	(2 %)	**531.3**	428.1	24 %
et of inventory variation	**106.7**	110.5	(3 %)	**501.4**	401.8	25 %

In the fourth quarter of 2008 the **net operating income** for Manufacturing & Marketing was NOK 0.4 billion compared with a net operating loss of NOK 0.6 billion in the fourth quarter of 2007. Certain items impacted the net operating income in the period: gains on inventory hedge positions which do not qualify for hedge accounting of NOK 0.1 billion, accrual of NOK 0.3 billion for restructuring costs in Energy and Retail and losses on lower prices on our operational storage of NOK 3.6 billion. See the section "reconciliation of net income to adjusted earnings" for details.

Adjusted earnings were NOK 4.2 billion in the fourth quarter of 2008, compared to NOK 0.9 billion in the fourth quarter of 2007. The increased result was mainly due to the positive currency effect on the value of inventories in commercial storage, increased trading results, partly offset by lower operating income in Manufacturing due to the Mongstad turnaround.

For the 12 months ended 31 December 2008, **net operating income** for Manufacturing & Marketing was NOK 4.5 billion, compared to NOK 3.8 billion in 2007. Certain items impacted the net operating income in the period; provisions in Manufacturing for a take-or-pay contract of NOK 1.3 billion (an operating expense), accrual of NOK 0.5 billion for restructuring costs in Energy and Retail, gains on inventory hedge positions which do not qualify for hedge accounting of NOK 0.8 billion and higher prices on our operational storage of NOK 2.8 billion.

Adjusted earnings were NOK 8.3 billion in the 12 months ended 31 December 2008, compared to NOK 5.2 billion in the 12 months ended 3 December 2007. The increase was mainly due to higher trading results and positive effects of exchange rates on commercial storage partly offset by reduced result at Mongstad.

Adjusted earnings in **Oil sales, trading and supply** were NOK 3.9 billion in the fourth quarter of 2008, compared to an adjusted operating lo of NOK 0.2 billion in the fourth quarter of 2007. The increase was mainly due to the positive effect of exchange rates on the value of inventories in our commercial storage and positive crude trading results.

Adjusted earnings were NOK 5.8 billion in the 12 months ended 31 December 2008, compared to NOK 1.0 billion in the 12 months ended December 2007. The increase was due to the positive effects of exchange rates on our commercial storage costs.

Adjusted earnings in **Manufacturing** were NOK 0.5 billion in the fourth quarter of 2008, compared to NOK 0.7 billion in the fourth quarter of 2007. The decrease was mainly due to maintenance turnaround at Mongstad.

Adjusted earnings in Manufacturing were NOK 2.0 billion in the 12 months ended 31 December 2008, compared to NOK 3.3 billion for the months ended 31 December 2007. The decrease was mainly due to turnaround at Mongstad, increased operational costs in order to improv robustness at our plants and higher costs on Mongstad feedstock.

Adjusted earnings in **Energy and Retail** were a loss of NOK 0.2 billion in the fourth quarter of 2008, compared to positive adjusted earnings NOK 0.1 billion in the fourth quarter of 2007. The decrease was mainly due to lower non fuel margins and volumes.

Adjusted earnings in Energy and Retail were NOK 0.7 billion for the 12 months ended 31 December 2008, compared to NOK 1.1 billion for 12 months ended 31 December 2007. The decrease was mainly due to lower non fuel margins and volumes and increased costs.

Important events:

- On 21 October, the European Commission announced that **StatoilHydro has been granted permission to take over the bulk of the Jet retail chain** in Scandinavia currently owned and operated by ConocoPhillips.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows provided by operating activities were NOK 19.3 billion in the fourth quarter of 2008, compared to NOK 2.2 billion in the fourth quarter of 2007. The NOK 17.1 billion increase was mainly due to positive cash flows from changes in working capital of NOK 24.8 billion and changes in other non-current items related to operating activities of NOK 2.3 billion. These effects were partly offset by an increase in taxes paid of NOK 6.5 billion and lower cash flows from underlying operations amounting to NOK 3.6 billion.

Cash flows provided by operating activities were NOK 102.5 billion in 2008, compared to NOK 93.9 billion in 2007. The NOK 8.6 billion increase was due to an increase in cash flows from underlying operations of NOK 44.1 billion and cash flows from other non-current items related to operating activities of NOK 5.9 billion. These effects were partly offset by an increase in taxes paid of NOK 37.2 billion and negative cash flows from changes in working capital of NOK 4.3 billion.

atement	Fourth quarter			Twelve months ended 31 December		
	2008	2007	Change	2008	2007	Change
rom underlying operations	**50.7**	54.2	(3.6)	**239.9**	195.7	44.1
rom (to) changes in working capital	**24.7**	(0.2)	24.8	**(3.8)**	0.5	(4.3)
	(57.4)	(50.9)	(6.5)	**(139.6)**	(102.4)	(37.2)
es	**1.4**	(1.0)	2.3	**6.1**	0.1	5.9
provided by operations	**19.3**	2.2	17.1	**102.5**	93.9	8.6
	(13.1)	0.0	(13.1)	**(13.1)**	0.0	(13.1)
PP&E and intangible assets	**(30.9)**	(16.3)	(14.6)	**(76.2)**	(75.5)	(0.6)
om sales	**0.8**	0.8	(0.0)	**5.4**	1.1	4.3

Cash flows used in investing activities were NOK 44.7 billion in the fourth quarter of 2008, compared to NOK 15.7 billion in the fourth quarter of 2007. The NOK 29.0 billion increase stems in part from NOK 13.1 billion in payments related to recent acquisitions, plus NOK 5.3 billion in increased capital expenditures related to property plant and equipment, a NOK 5.0 billion increase in capitalised exploration expenditures, as well as a NOK 2.7 billion increase in other intangible assets and a NOK 1.3 billion increase in investments in non-current items.

Cash flows used in investing activities were NOK 85.8 billion in 2008, compared to NOK 75.1 billion in 2007. The NOK 10.7 billion increase is mostly related to the NOK 13.1 billion in payments related to recent acquisitions, NOK 3.6 billion in increased investments in other intangible assets and NOK 2.3 billion in increased capitalisation of exploration expenditures, partly offset by NOK 5.3 billion worth of lower investments in property, plant and equipment and NOK 4.3 billion in higher proceeds from sales of assets.

Approximately 50% of the investments in 2008 are investments in assets expected to contribute to growth in oil and gas production, while approximately 35% relate to investments in currently producing fields, and the remaining 15% represent investments in StatoilHydro's other activities.

Gross investments, defined as additions to property, plant and equipment (including intangible assets and long-term share investments) and capitalised exploration expenditure, were NOK 47.6 billion in the fourth quarter of 2008, compared to NOK 16.7 billion in the fourth quarter of 2007.

The difference between cash flows used in investing activities and gross investments in the fourth quarter of 2008 compared to the fourth quarter of 2007 was mainly related to acquisition of assets and higher investments in property, plant, equipment and intangible assets.

Gross investments were NOK 95.4 billion in 2008, compared to NOK 75.0 billion in 2007.

sed in financing activities	**9.1**	19.2	(10.2)	**(17.0)**	(7.9)	(9.1)
es	**6.1**	26.1	(25.9)	**(0.1)**	18.1	(18.3)
(decrease) in cash flows	**(16.3)**	5.8	(22.1)	**(0.3)**	10.9	(11.2)

sed in financing activities	**9.1**	19.2	(10.2)	**(17.0)**	(7.9)	(9.1)
(decrease) in cash flows	**(16.3)**	5.8	(22.1)	**(0.3)**	10.9	(11.2)

nts	Fourth quarter			Twelve months ended 31 December		
	2008	2007	Change	2008	2007	Change
y	**10.5**	8.0	31 %	**34.9**	31.1	12 %
al E&P	**31.6**	6.6	381 %	**48.7**	36.2	35 %
s	**0.8**	0.4	114 %	**2.0**	2.1	(4 %)
ring & Marketing	**4.1**	1.6	155 %	**8.5**	4.8	75 %
	0.6	0.2	261 %	**1.3**	0.8	67 %

The difference between cash flows used in investing activities and gross investments in 2008 compared to 2007 was related to acquisition of assets and proceeds from sales of assets.

Cash flows used in financing activities in the fourth quarter of 2008 amounted to positive NOK 9.1 billion, compared to positive NOK 19.2 billion in the fourth quarter of 2007. The NOK 10.2 billion decrease was mainly related to an increase of current financial liabilities of NOK 9.9 billion in the fourth quarter of 2008, mainly related to collateral from financial counter parties. By comparison current financial liabilities decreased by NOK 6.5 billion in the fourth quarter of 2007 in combination with a NOK 26.2 billion increase related to the demerger balance with Norsk Hydro.

Cash flows used in financing activities in 2008 amounted to NOK 17.0 billion, compared to NOK 7.9 billion in 2007. The NOK 9.1 billion decrease was mainly related to a decrease of the demerger balance with Norsk Hydro of NOK 18.7 billion in combination with increased dividend paid NOK 1.4 billion. These effects were partly offset by increased financial liabilities of NOK 10.5 billion in 2008, mainly related to collateral held in respect of financial counter parties and commercial papers.

Gross financial liabilities were NOK 75.3 billion at 31 December 2008, compared to NOK 50.5 billion at 31 December 2007. The increase of NOK 24.8 billion was mainly related to an increase in non-current financial liabilities by NOK 10.2 billion due to weakening of the NOK versus the USD (NOK 1.59). In addition collateral held in respect of financial counter parties and commercial papers increased by NOK 7.3 billion and NOK 3.0 billion, respectively in 2008.

Net financial liabilities [11] were NOK 46.0 billion at 31 December 2008, compared to NOK 25.5 billion at 31 December 2007. The increase was mainly related to an increase in gross financial liabilities, partly offset by an increase in cash equivalents and current financial investments of NOK 6.8 billion.

Net debt to capital employed ratio was 17.5% at 31 December 2008, compared to 12.4% at 31 December 2007. The 5.1% increase was mainly related to an increase in net financial liabilities of NOK 20.5 billion, partly offset by an increase in cash equivalents and current financial investments of NOK 6.8 billion. In the calculation of net interest-bearing debt, we make certain adjustments, which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see the following section: Use and reconciliation of non-GAAP financial measures. [2]

Cash, cash equivalents and current financial investments were NOK 28.4 billion at 31 December 2008, compared to NOK 21.6 billion at 31 December 2007. The increase of NOK 6.8 billion was mainly due higher cash inflows from increased revenues in 2008 compared to 2007, partly offset by higher investments in 2008 compared to 2007. The average liquids price increased from USD 72 (NOK 423) per barrel in 2007 to USD 97 (NOK 548) per barrel in 2008.

Cash and cash equivalents were NOK 18.6 billion at 31 December 2008, compared to NOK 18.3 billion at 31 December 2007. Current financial investments, which are part of our cash management, amounted to NOK 9.7 billion at 31 December 2008, compared to NOK 3.4 billion at 31 December 2007.

Current items (total current assets less current liabilities) decreased by NOK 15.3 billion from positive NOK 0.4 billion current items at 31 December 2007 to negative current items of NOK 14.9 billion at 31 December 2008.

The change was mainly due to an increase in current liabilities such as accounts payable of NOK 3.8 billion, taxes payable of NOK 6.1 bill derivatives of NOK 13.1 billion, collateral of NOK 7.7 billion, commercial papers of NOK 3.0 billion and current portion of non-financial liabilit of NOK 4.0 billion, in combination with a decrease in inventories of NOK 2.5 billion. These factors were partly offset by a decrease in acco payable with related parties of NOK 7.2 billion in combination with an increase in current assets such as accounts receivable of NOK 2.9 billion, joint venture receivables of NOK 1.0 billion, derivatives of NOK 6.4 billion and current financial investments of NOK 6.4 billion.

Past and future financial reporting of currency effects

StatoilHydro will report on the basis of **US dollar as the functional currency** in the parent company while the group will retain **NOK as the reporting currency,** effective first quarter 2009. Everything else equal, this is expected to reduce the volatility in net income caused by fluctuations in the USDNOK rate. Due to the difference between functional currency and reporting currency, certain currency valuation effects will still be recorded, but now they will be recorded directly to equity under other comprehensive income. Specifically, USD denominated assets and liabilities held by the parent company that to date have given rise to material currency gains and losses will no longer give rise such effects. An example of this has been the recent currency losses on USD denominated loans. Assets and liabilities held by the parent company and denominated in other currencies than USD, e.g. NOK, will however give rise to new currency gains and losses. An example o this will be the NOK denominated tax liabilities. The change in functional currency is thus expected to reduce volatility in net income but ad volatility in other comprehensive income. The change is not expected to have a material impact on the ability to pay dividends. Prior period financial statements are not required to be restated.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included i the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial performance - Use and reconciliation of No GAAP measures in StatoilHydro's 2007 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:

- Adjusted earnings
- Return on average capital employed after tax (ROACE)
- Normalised production cost
- Net debt to capital employed ratio

Adjusted earnings begins with net operating income and adjusts for certain items affecting the income for the period in order to separate effects that management considers not to be reflective of StatoilHydro's underlying operational performance in the reporting period. Management considers adjusted earnings to be a supplemental measure to StatoilHydro's IFRS measures that provides an indication of StatoilHydro's underlying operational performance in the period and facilitates a better understanding of operational trends between the periods. Adjusted earnings excludes the following items:

- Adjustments are made for changes in the unrealised **fair value of derivatives** not accounted for as hedges. StatoilHydro uses derivatives to manage certain exposures to fluctuations in foreign currency, interest rates or commodity prices. However, when hedge accounting is not applied the unrealised fair value adjustment for derivatives is not matched by a similar adjustment for the exposure being managed. As a result, only the realised gains and losses on derivatives are reflected in adjusted earnings. The gains and losse on derivatives are then reflected in the period in which they impact our cash flows and generally match the associated cash flow of th exposure being managed.
- **Over/underlift** is accounted for using the sales method and therefore revenues are reflected in the period product is sold rather than the period it is produced. The over/underlift position depends on a number of factors related to our lifting programme and how that corresponds to our entitlement share of production. The effect on the income for the period is therefore adjusted, to show earnings based upon the production for the period which management believes better reflects operational performance.
- **Operational storage** includes inventories held in the refining and retail operations which are accounted for at the lower of cost and ne realisable value. An adjustment is made in the cost of goods sold for changes in the value of inventories during the period held (hold gains or losses) to align to the product pricing.
- **Impairment** and **reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired or the impairment is reversed.
- **Gain or loss from sale of assets** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquir until it is sold.
- **Other items of income and expense** are also adjusted when the impact on income in the period are not reflective of StatoilHydro's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transaction that are significant which would not necessarily qualify as either usual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc.

Adjusted earnings should be considered an additional measure, rather than a substitute for, net operating income which is the most directly comparable IFRS measure. There are material limitations associated with the use of adjusted earnings compared with the IFRS measure since it does not include all the items of revenues / gains or expenses / losses of StatoilHydro needed to evaluate its profitably on an over basis. Adjusted earnings is only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products. We reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations. However, for that reason, adjusted earnings is not a complete measure of profitability. Therefore, adjusted earnings should not be used in isolation.

The adjusted earnings is the sum of net operating income less all applicable adjustments. See the tables in the following section for details.

We use **ROACE** to measure the return on capital employed regardless of whether the financing is through equity or debt. This measure is considered to provide useful information, both for the company and investors, regarding performance for the period under evaluation. We make regular use of this measure to evaluate our operations. Our use of ROACE should not be viewed as an alternative to net operating income, or to net income, which are the measures calculated in accordance with generally accepted accounting principles or ratios based on these figures.

Production cost per barrel is based on operating expenses related to production of oil and gas. The following is a reconciliation of overall operating expenses to operating expenses exclusively related to production of oil and gas volumes:

of overall operating oduction cost	For the three months ended							
	2008				2007			
	31 Dec	30 Sept	30 June	31 March	31 Dec	30 Sept	30 June	31 March
xpenses, StatoilHydro Group	**16.2**	15.1	14.7	13.4	22.7	12.4	12.1	13.1
of costs not relevant n cost calculation								
Areas non-upstream	**8.5**	8.4	6.8	6.5	8.5	5.2	5.8	6.2
ng expenses upstream	**7.6**	6.7	7.9	6.9	14.2	7.2	6.2	6.9
over/underlift	**(0.4)**	(0.6)	0.6	(0.1)	(0.1)	0.2	(0.5)	0.6
ation pipeline/vessel upstream	**1.3**	1.2	1.1	1.2	2.1	1.3	1.4	1.4
eous items	**0.5**	0.1	0.1	0.0	0.1	0.0	0.1	0.1
ng expenses upstream nderlift & transportation	**6.3**	6.1	6.0	5.8	12.1	5.6	5.3	4.8
tion costs last 12 months	**24.2**	30.0	29.5	28.7	27.8	-	-	-
tion cost	**0.6**	0.2	0.5	0.5	0.4	0.4	0.4	0.4
ring costs from the merger	**(1.6)**	0.0	0.0	0.0	5.3	0.0	0.0	0.0
on sales of assets	**0.8**	0.0	0.0	0.0	0.0	0.0	0.0	0.0
ng expenses upstream cost per barrel calculation	**6.6**	5.9	5.5	5.2	6.3	5.2	5.0	4.4

Normalised production co st in NOK per boe is used to evaluate the underlying development in the production cost. Our international production costs are mai nly incurred in USD. In order to exclude currency effects and to reflect the change in the underlying production cost, the USDNOK exchange rate is held constant at 6.00 in the calculations of normalised production cost.

Normalised production cost per boe is reconciled in the table below to the most comparable GAAP measure, production cost per boe. [9]

t per boe	Twelve months ended 31 December 2008	2007
tion costs last 12 months (in NOK billion)	**24.2**	27.8
olumes last 12 months (million boe)	**635**	629
DNOK exchange rate last 12 months	**5.64**	5.86
cost (USD/boe)	**6.83**	7.70
roduction cost (NOK/boe)	**38.1**	44.1
on of production cost per boe:		
costs last 12 months International E&P (in USD billion)	**0.8**	0.7
exchange rate (USDNOK)	**6.00**	6.00
costs last 12 months International E&P normalised at USDNOK 6.00 (in NOK billion)	**4.6**	4.0

:osts last 12 months E&P Norway (in NOK billion)	**19.9**	23.9
tion costs last 12 months in NOK million (normalised)	**24.5**	27.9
:ost (NOK/boe) normalised at USDNOK 6.00 [8]	**38.6**	44.3

t summary	Entitlement production Twelve months ended 31 December		Equity production Twelve months ended 31 December	
:)	2008	2007	2008	2007

The calculated **net debt to capital employed ratio** is viewed by the company as providing a more complete picture of the group's current debt situation than gros s interest-bearing debt. The calculation uses balance sheet items related to total debt and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

- Since different legal entities in the group lend to projects and others borrow from banks, project financing through an external bank or similar institution will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposur in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government is off-set ag ainst receivables on the SDFI.

- Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing deb t.

The net interest-bearing debt adjusted for these three items is included in the calculation of average capital employed, which is also used in the calculation of ROACE .

The table below reconciles net interest-bearing debt, capital employed and the net debt to capital employed ratio to the most directly comparable financial mea sure or measures calculated in accordance with IFRS.

:apital employed and net debt to capital employed ratio	Twelve months ended 31 December	
	2008	2007
olders' equity	**214.1**	177.3
rest	**2.0**	1.8
and minority interest (A)	**216.1**	179.1
lebt	**20.7**	6.2
ebt	**54.6**	44.4
st-bearing debt	**75.3**	50.5
ısh equivalents	**18.6**	18.3
ıcial investments	**9.7**	3.4
ısh equivalents and current financial investments	**28.4**	21.6
ore adjustments (B1)	**46.9**	28.9

Reconciliation of Net operating income to adjusted earnings

The following tables specify the adjustments made to each of the profit and loss line item included in the net operating income subtotal.

StatoilHydro group

g net operating income	Fourth quarter			Twelve months ended 31 December		
	2008	2007	Change	2008	2007	Change
g income	**37.8**	30.8	22 %	**198.8**	137.2	45 %
es and other income	**1.9**	3.3	(42 %)	**(2.9)**	1.2	(342 %)
ir value of derivatives	**2.2**	(0.4)	650 %	**(1.8)**	(0.5)	(260 %)
edge of inventories	**(0.1)**	0.4	(125 %)	**(0.8)**	1.1	(173 %)
of investments	**0.0**	0.3	(100 %)	**0.4**	0.3	33 %
mpairment of investments	**(0.2)**	0.0	-	**(0.2)**	0.0	-
ft	**1.9**	2.1	(10 %)	**3.1**	(1.5)	307 %
n sales of assets	**0.0**	0.0	-	**(1.2)**	0.0	-
	(1.9)	0.3	(733 %)	**(2.4)**	1.2	(300 %)
ake or pay contract	**0.0**	0.6	(100 %)	**0.0**	0.6	(100 %)
et of inventory variation	**3.7**	(0.7)	629 %	**2.9**	(1.5)	293 %
storage effects	**3.6**	(0.7)	614 %	**2.8**	(1.5)	287 %
ake of pay contract	**0.1**	0.0	**-**	**0.1**	0.0	-
xpenses	**(1.4)**	6.5	(122 %)	**(0.4)**	6.7	(106 %)
ft	**(0.6)**	(0.3)	(100 %)	**(0.7)**	(0.1)	(600 %)
g costs	**(1.6)**	6.4	(125 %)	**(1.6)**	6.4	(125 %)
related to the merger	**0.0**	0.4	(100 %)	**0.0**	0.4	(100 %)
ments	**0.0**	0.0	-	**0.2**	0.0	-
ake of pay contract	**0.0**	0.0	-	**1.3**	0.0	-
	0.0	0.0	-	**(0.4)**	0.0	-
n sales of assets	**0.8**	0.0	-	**0.8**	0.0	-
eral and administrative expenses	**0.3**	2.2	(86 %)	**0.5**	2.2	(77 %)
g costs	**0.0**	0.0	-	**0.2**	0.0	-
ments	**0.3**	0.0	-	**0.3**	0.0	-
related to the merger	**0.0**	2.2	(100 %)	**0.0**	2.2	(100 %)
n, amortisation and impairment	**1.3**	1.8	(26 %)	**2.5**	2.2	16 %

g net operating income (in NOK billion)	Fourth quarter 2008	Fourth quarter 2007	Change	Twelve months ended 31 December 2008	Twelve months ended 31 December 2007	Change
g income	**30.5**	32.6	(7 %)	**166.9**	123.1	36 %
es and other income	**5.5**	(0.5)	1200 %	**2.2**	(6.5)	134 %
ir value of derivatives	**4.7**	(2.2)	314 %	**(0.7)**	4.5	(116 %)
ft	**0.8**	1.7	(53 %)	**2.9**	2.0	45 %
xpense	**(0.8)**	5.2	(115 %)	**(1.1)**	5.4	(120 %)
ft	**0.0**	(0.3)	100 %	**(0.3)**	(0.1)	(200 %)
n sales of assets	**0.8**	0.0		**0.8**	0.0	
g costs	**(1.6)**	5.5	(129 %)	**(1.6)**	5.5	(129 %)
xpense	**(0.8)**	5.2	(115 %)	**(1.1)**	5.4	(120 %)
ft	**0.0**	(0.3)	100 %	**(0.3)**	(0.1)	(200 %)
stments	**4.7**	4.7	0 %	**1.1**	(1.1)	200 %
rnings	**35.2**	37.3	(6 %)	**168.0**	122.1	38 %

&P g net operating income (in NOK billion)	Fourth quarter 2008	Fourth quarter 2007	Change	Twelve months ended 31 December 2008	Twelve months ended 31 December 2007	Change
g income	**(1.6)**	2.2	(173 %)	**12.8**	12.2	5 %
es and other income	**1.1**	0.6	83 %	**(1.0)**	1.1	(191 %)
ir value of derivatives	**0.0**	0.2	(100 %)	**0.0**	(0.6)	100 %
ft	**1.1**	0.4	175 %	**(0.2)**	(0.5)	60 %
n sales of assets	**0.0**	0.0	-	**1.2**	0.0	-
t of inventory variation	**0.1**	0.0	-	**0.1**	0.0	-
ake or pay contract	**(0.1)**	0.0		**(0.1)**	0.0	
xpense	**(0.6)**	0.6	(200 %)	**(0.4)**	0.6	(167 %)
ft	**0.6**	0.0	-	**(0.4)**	0.0	-
related to the merger	**0.0**	0.6	(100 %)	**0.0**	0.6	(100 %)
eral and administrative expenses	**0.0**	0.7	(100 %)	**0.0**	0.7	(100 %)
related to the merger	**0.0**	0.7	(100 %)	**0.0**	0.7	(100 %)
, amortisation and impairment	**1.2**	0.8	50 %	**2.3**	1.2	92 %
of Investments	**1.4**	0.8	75 %	**3.2**	1.2	167 %
mpairment of investments	**(0.2)**	0.0	-	**(1.1)**	0.0	-
ments	**0.0**	0.0	-	**0.2**	0.0	-
expenses	**0.1**	0.7	(86 %)	**2.3**	0.7	229 %

g net operating income (in NOK billion)	Fourth quarter 2008	Fourth quarter 2007	Change	Twelve months ended 31 December 2008	Twelve months ended 31 December 2007	Change
g income	**7.6**	(1.8)	517 %	**12.5**	1.5	739 %
es and other income	**(2.7)**	2.5	(208 %)	**(1.0)**	4.3	(123 %)
ir value of derivatives	**(2.5)**	1.6	(256 %)	**(1.2)**	3.4	(135 %)
of investments	**(0.0)**	0.3	(100 %)	**0.4**	0.3	33 %
mpairment of investments	**(0.2)**	0.0		**(0.3)**	0.0	
ake or pay contract	**0.0**	0.6	(100 %)	**0.0**	0.6	(100 %)
xpense	**0.0**	0.4	(100 %)	**0.2**	0.4	(50 %)
related to the merger	**0.0**	0.4	(100 %)	**0.0**	0.4	(100 %)
ments	**0.0**	0.0		**0.2**	0.0	
eral and administrative expenses	**0.0**	0.3	(100 %)	**0.0**	0.3	(100 %)
related to the merger	**0.0**	0.3	(100 %)	**0.0**	0.3	(100 %)
ı, amortisation and impairment	**(0.1)**	0.0	-	**0.2**	0.0	-
ments	**(0.1)**	0.0	-	0.2	0.0	-
stments	**(2.8)**	3.2	(188 %)	**(0.6)**	5.0	(112 %)
rnings	**4.8**	1.4	247 %	**11.9**	6.5	84 %

and Marketing g net operating income (in NOK billion)	Fourth quarter 2008	Fourth quarter 2007	Change	Twelve months ended 31 December 2008	Twelve months ended 31 December 2007	Change
g income	**0.4**	(0.6)	168 %	**4.5**	3.8	18 %
es and other income	**(0.1)**	0.4	(125 %)	**(0.8)**	1.1	(173 %)
edge of inventories	**(0.1)**	0.4	(125 %)	**(0.8)**	1.1	(173 %)
et of inventory variation	**3.6**	(0.7)	614 %	**2.8**	(1.5)	287 %
storage result	**3.6**	(0.7)	614 %	**2.8**	(1.5)	287 %
xpense	**0.0**	0.9	(100 %)	**1.3**	0.9	53 %
g costs	**0.0**	0.9	(100 %)	**0.0**	0.9	(100 %)
ake or pay contract	**0.0**	0.0	-	**1.3**	0.0	-
eral and administrative expenses	**0.3**	0.0		**0.5**	0.0	

End Notes

1. After-tax return on average capital employed for the last 12 months is calculated as net income after-tax net financial items adjusted accretion expenses, divided by the average of opening and closing balances of net interest-bearing debt, shareholders' equity and minority interest. See table under report section Return on average capital employed after tax for a reconciliation of the numerator. Se table under report section Net debt to capital employed ratio for a reconciliation of capital employed. StatoilHydro's fourth quarter 2008 interim consolidated financial statements have been prepared in accordance with IFRS. Comparative financial statements for previous periods presented have also been prepared in accordance with IFRS.

2. For a definition of non-GAAP financial measures and use of ROACE, see report section Use and reconciliation of non-GAAP measures

3. The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquid (NGL), including a margin for oil sales, trading and supply.

4. FCC margin is an in-house calculated refinery margin benchmark intended to represent a 'typical' upgraded refinery with an FCC (fluid catalytic cracking) unit located in the Rotterdam area based on Brent crude.

5. A total of 17 mboe per day in the fourth quarter and 16 mboe per day year-to-date of 2008 represents our share of production in an associated company which is accounted for under the equity method. These volumes have been included in the production figure, but excluded when computing the over/underlift position. The computed over/underlift position is therefore based on the difference between produced volumes excluding our share of production in an associated company and lifted volumes.

6. Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.

7. Lifting of liquids corresponds to sales of liquids for E&P Norway and International E&P. Deviations from share of total lifted volumes fr the field compared to the share in the field production are due to periodic over- or underliftings.

8. The production cost is calculated by dividing operational costs related to the production of oil and natural gas by the total production liquids and natural gas, excluding our share of operational costs and production in an associated company as descried in end note 5. For a specification of normalising assumptions, see end note 9. For normalisation of production cost, see table under report section Normalised production cost.

9. By normalisation it is assumed that production costs in E&P Norway are incurred in NOK. Only costs incurred in International E&P are normalised at a USDNOK exchange rate of 6.00. For purposes of illustrating StatoilHydro's production cost development exclusive of exchange rate fluctuations, a USDNOK exchange rate of 6.00 is used.

10. Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) contract that correspond to StatoilHydro's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent the StatoilHydro share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's shar of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulati return on investment to the partners and/or production from the licence. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, Canada and Brazil.

11. Net financial liabilities are non-current financial liabilities and current financial liabilities reduced by cash, cash equivalents and current financial investments. Net interest-bearing debt is normalised by excluding 50% of the cash build-up related to tax payments due in the beginning of February, April, June, August, October and December each year.

FORWARD-LOOKING STATEMENTS

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "believe", "intend", "expect", "anticipate", "plan", "target" and similar expressions to identify forward-looking statements.

All statements other than statements of historical fact, including, among others, statements such as those regarding: plans for future development and operation of projects; reserve information; expected exploration and development activities and plans; expected start-up dates for projects and expected production and capacity of projects; the expected impact of the "sub-prime" financial crisis on our financial position to obtain short term and long term financing, the expected impact of USDNOK exchange rate fluctuations on our financial position; gas and alternative fuel price levels; oil, gas and alternative fuel supply and demand; the completion of acquisitions; and the obtaining of regulatory and contractual approvals are forward-looking statements.

These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that c cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevan areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use o new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect StatoilHydro's business, is contained in StatoilHydro's 2007 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on StatoilHydro's web site at www.StatoilHydro.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this review, either to make them conform to actual res or changes in our expectations.

Financial statements
4th quarter 2008

ATED STATEMENTS OF INCOME

	For the three months ended 31 December		For the year ended 31 December	
)	2008 (unaudited)	2007 (unaudited)	2008 (unaudited)	2007
AND OTHER INCOME				
	149,830	145,878	**651,977**	521,665
(loss) from equity accounted investments	**637**	8	**1,283**	609
e	**258**	262	**2,760**	523
es and other income	**150,725**	146,148	**656,020**	522,797
EXPENSES				
net of inventory variation	**(75,784)**	(69,378)	**(329,182)**	(260,396)
xpenses	**(16,167)**	(22,724)	**(59,349)**	(60,318)
eral and administrative expenses	**(3,310)**	(6,830)	**(10,964)**	(14,174)
ı, amortisation and impairment losses	**(13,809)**	(11,869)	**(42,996)**	(39,372)
expenses	**(3,882)**	(4,500)	**(14,697)**	(11,333)
ng expenses	**(112,952)**	(115,301)	**(457,188)**	(385,593)
g income	**37,773**	30,847	**198,832**	137,204
ITEMS				
exchange gains (losses)	**(22,937)**	(987)	**(32,563)**	10,043
me and other financial items	**6,975**	618	**12,207**	2,305
other finance expenses	**3,911**	(314)	**1,991**	(2,741)
items	**(12,051)**	(683)	**(18,365)**	9,607
re tax	**25,722**	30,164	**180,467**	146,811
	(23,684)	(23,944)	**(137,197)**	(102,170)
	2,038	6,220	**43,270**	44,641
to:				
rs of the parent company	**2,014**	6,146	**43,265**	44,096
rest	**24**	74	**5**	545
	2,038	6,220	**43,270**	44,641
r share for income attributable to equity e company - basic and diluted	**0.63**	1.93	**13.58**	13.80
clared and paid per ordinary share *	**-**	-	**8.50**	9.12
verage number of ordinary shares outstanding	**3,185,220,293**	3,186,607,338	**3,185,953,538**	3,195,866,843

leclared per ordinary share in 2007 includes only dividend payments from former Statoil. In addition, under terms of the merger Petroleum was charged the dividend payment of NOK 6.1 billion paid by Norsk Hydro ASA to its shareholders in 2007.

CONSOLIDATED BALANCE SHEETS

(in NOK million)	At 31 December 2008 (unaudited)	2007
ASSETS		
Non-current assets		
Property, plant and equipment	**329,841**	278,352
Intangible assets	**66,036**	44,850
Equity accounted investments	**12,640**	8,421
Deferred tax assets	**1,302**	793
Pension assets	**30**	1,622
Financial investments	**16,465**	15,266
Derivative financial instruments	**2,383**	609
Financial receivables	**4,914**	3,515
Total non-current assets	**433,611**	353,428
Current assets		
Inventories	**15,151**	17,696
Trade and other receivables	**69,931**	69,378
Current tax receivable	**3,840**	0
Derivative financial instruments	**27,505**	21,093
Financial investments	**9,747**	3,359
Cash and cash equivalents	**18,638**	18,264
Total current assets	**144,812**	129,790

ATED BALANCE SHEETS

)	At 31 December 2008 (unaudited)	2007
D LIABILITIES		
al	**7,972**	7,972
ares	**(9)**	(6)
aid-in capital	**41,450**	41,370
aid-in capital related to treasury shares	**(586)**	(359)
rnings	**147,998**	140,909
ves	**17,254**	(12,611)
shareholders' equity	**214,079**	177,275
rest	**1,976**	1,792
	216,055	179,067
liabilities		
[illegible]	[illegible]	[illegible]

ATED STATEMENTS OF CASH FLOWS

)	For the year ended 31 December 2008 (unaudited)	2007
G ACTIVITIES		
re tax	**180,467**	146,811
<u>s to reconcile net income to net cash flows provided by operating activities:</u>		
n, amortisation and impairment	**42,996**	39,372
expenditures written off	**3,872**	1,660
es on foreign currency transactions and balances	**15,243**	(559)
es on sales of assets and other items	**(2,704)**	(188)
benefits	**0**	8,633
<u>working capital (other than cash and cash equivalents):</u>		
decrease in inventories	**2,470**	(2,434)
decrease in trade and other receivables	**(1,129)**	(6,493)
decrease in net current financial derivative instruments	**6,708**	1,307
decrease in current financial investments	**(6,388)**	(2,327)
lecrease) in trade and other payables	**(5,466)**	10,447
	(139,604)	(102,422)
decrease in non-current items related to operating activities	**6,068**	119
provided by operating activities	**102,533**	93,926
ACTIVITIES		
rough business combinations	**(13,120)**	0
property, plant and equipment	**(58,529)**	(63,785)
expenditures capitalised	**(6,821)**	(4,569)
other intangibles	**(10,828)**	(7,186)
ong-term loans granted and other long-term items	**(1,910)**	(652)
om sale of assets	**5,371**	1,080
used in investing activities	**(85,837)**	(75,112)
ACTIVITIES		
rm borrowings	**2,596**	1,723
of long-term borrowings	**(2,864)**	(2,876)
to minority shareholders	**179**	(327)
id *	**(27,082)**	(25,695)
ares purchased	**(308)**	(217)
ASA merger receivable	**0**	18,687
rm borrowings, bank overdrafts and other **	**10,450**	797
used in financing activities	**(17,029)**	(7,908)
e (decrease) in cash and cash equivalents	**(333)**	10,906
hange rate changes on cash and cash equivalents	**707**	(160)
ash equivalents at the beginning of the period	**18,264**	7,518
ash equivalents at the end of the period	**18,638**	18,264

1 ORGANISATION AND PRESENTATION

General information

StatoilHydro ASA, formerly Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The addre of its registered office is Forusbeen 50, N-4035 Stavanger, Norway. StatoilHydro's business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products.

Effective 1 October 2007, Statoil ASA merged with the oil and gas activities of Norsk Hydro ASA (Hydro Petroleum). Statoil ASA's name changed to StatoilHydro ASA as of that date.

StatoilHydro ASA is listed on the Oslo Stock Exchange (Norway) and the New York Stock Exchange (USA).

Basis of presentation

These interim financial statements are presented in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board and as adopted by the European Union. The interim financial statements do not include all of the information and footnotes required by International Financial Reporting Standards (IFRS) for a complete set of financial statements. These interim financial statements should be read in conjunction with the annual financial statements. A detailed description of th accounting policies used is included in the StatoilHydro annual financial statements for 2007. There have been no changes in accounting policies compared to the annual financial statements. The interim financial statements are unaudited.

Given that both Statoil ASA and Norsk Hydro ASA were under the control of the Norwegian State, the merger between former Statoil ASA Hydro Petroleum, resulting in StatoilHydro ASA, was accounted for as a business combination between entities under common control. Management concluded that for a merger of entities under common control, the most meaningful portrayal for accounting purposes was to combine StatoilHydro and Hydro Petroleum using the carrying amounts of assets and liabilities and restating the financial statements for all periods presented as if the companies had always been combined. Consistent with this accounting treatment, the financial statements of Hydro Petroleum were adjusted to conform to the accounting policies of former Statoil ASA.

The financial statements provide, in the opinion of management, a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain reclassifications have been made to prior periods' figures to be consistent with the current period's classifications.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the result of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from oth sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis, considering the current and expected future market conditions. Change in accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both curre and future periods.

Commercial factors affecting the financial statements

The Group is exposed to a number of underlying economic factors, such as liquids prices, natural gas prices, refining margins, foreign exchange rates, as well as financial instruments with fair values derived from changes in these factors, which affect the overall results for e period. In addition, the results of the Group are influenced, in each period, by the level of production, which in the short term may be influ by for instance maintenance. In the long term, the results are impacted by the success of exploration and field development activities.

	1,432	(1,432)
	(5,758)	(170)
xploration expenditures previously capitalised	-	(3,706)
ı, amortisation and impairment losses	(42,696)	(300)
eign currency translation adjustments	20,466	7,418
1 December 2008	329,841	66,036

2 FINANCIAL ITEMS AND INCOME TAX

	For the three months ended 31 December		For the year ended 31 December	
on)	2008	2007	2008	2007
ıange gains (losses) non-current financial liabilities	**(8,514)**	544	**(11,252)**	5,944
ıange gains (losses) derivative financial instruments	**(17,927)**	313	**(25,001)**	8,276
ı exchange gains (losses)	**3,504**	(1,844)	**3,690**	(4,177)
exchange gains (losses)	**(22,937)**	(987)	**(32,563)**	10,043

Included in the Foreign exchange gains (losses) derivative financial instruments classification are changes in the fair values of currency swap positions related to liquidity and currency risk management. The weakening of the NOK versus the USD during 2008 resulted in fair value losses on these positions recognised in the fourth quarter and annual figures for 2008.

Included in the Gains (losses) derivative financial instruments are changes in the fair values of interest rate swap positions which are used to manage the interest rate risk on external loans. Decreasing USD short-term interest rates during 2008 resulted in fair value gains on these positions recognised in the fourth quarter and annual figures for 2008. This resulted in a net financial income reported on the Interest and other financial expenses classification for the fourth quarter and annual figures for 2008 of NOK 3.9 billion and NOK 2.0 billion, respectively.

The line item Income tax in the Consolidated Statements of income amounted to NOK 23.7 billion in the fourth quarter of 2008, equivalent to tax rate of 92.1%, compared to NOK 23.9 billion in the fourth quarter of 2007, equivalent to a tax rate of 79.4%. The increase in the tax rate was mainly related to the net loss on financial items which is tax deductible at a lower tax rate than the average rate. In addition, the tax rat was increased by the deferred tax expense caused by currency effects in certain companies with USD as functional currency and NOK as the currency on which it is assessed for tax purposes. This was partly offset by the tax effect of a proportionally higher operating income subject a lower than average tax rate.

3 EQUITY

)	Share capital	Treasury shares	Additional paid-in capital	Additional paid-in capital related to treasury shares	Retained earnings	Other reserves: Available for sale financial assets	Other reserves: Currency translation adjustments	StatoilHydro shareholders' equity	Minority interest	Total
2007	8,022	(54)	44,684	(3,605)	122,153	450	(3,817)	167,833	1,574	169,407
for the period					44,096			44,096	545	44,641
expense directly in equity					211	614	(9,858)	(9,033)		(9,033)
ised income e for the period*										35,608
id					(25,694)			(25,694)		(25,694)
utions (to) y shareholders									(327)	(327)
ed adjustments					143			143		143
of annulment	(50)	50	(3,426)	3,426				0		0
d share based et of allocated shares)			112					112		112
ares purchased ated shares)		(2)		(180)				(182)		(182)
nber 2007	7,972	(6)	41,370	(359)	140,909	1,064	(13,675)	177,275	1,792	179,067

*For detailed information, see Consolidated statements of recognised income and expense.

The NOK 9,094 million reduction in retained earnings, in the line item Income and expense recognised directly in equity, consist of actuarial losses, net of deferred tax expense of NOK 3,704 million, and a reduction in deferred tax assets of NOK 5,390 due to internal reorganisations see note 7 for more details on the reorganisations.

The currency translation adjustments, in the line item Income and expense recognised directly in equity, relate to the translation of significant net asset amounts in subsidiaries, mainly whose functional currencies are USD and EUR, and are caused by the weakening of the NOK to th USD and EUR.

As of 31 December 2008 StatoilHydro's share capital of NOK 7,971,617,757.50 comprised of 3,188,647,103 shares at a nominal value of NOK 2.50.

As of 31 December 2008 StatoilHydro has 3,781,209 treasury shares.

4 SEGMENTS

StatoilHydro manages its operations in four business segments; Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing. The Exploration and Production Norway and International Exploration and Production segments explore for, develop and produce crude oil and natural gas. The Natural Gas segment transports and markets natural gas and natural gas products. Manufacturing and Marketing is responsible for petroleum refining operations and the marketing and sale of crude oil and refined petroleum products except for natural gas and natural gas products.

The "Other" section consists of the activities of Corporate services, Corporate centre, Group Finance, Technology & New energy and Projects. The "Eliminations" section encompasses elimination of inter-segment sales and related unrealised profits mainly from the sale of crude oil and products. Inter-segment revenues are at estimated market prices.

Operating segments align with internal management reporting to the company's chief operating decision maker, defined as the Corporate Executive Committee (CEC). The operating segments are determined based on differences in the nature of their operations, products, services and geographical location of the activity. The measure of segment profit is Net operating income. Financial items and tax expense are not allocated to the operating segments. The measurement basis for the net operating income for each operating segment follows the accounting principles used in the financial statements.

)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other	Eliminations	Total
ns ended							
er 2008							
hird party and							
e	(4,303)	2,203	37,843	114,111	234	0	150,088
nter-segment	49,813	5,827	530	311	771	(57,252)	0
(loss) from equity							
nvestments	56	129	394	59	(1)	0	637
es and other income	45,566	8,159	38,767	114,481	1,004	(57,252)	150,725
g income	30,454	(1,623)	7,594	414	(939)	1,873	37,773
ns ended							
er 2007							
hird party and							
e	4,077	3,817	18,740	116,916	1,236	1,354	146,140
nter-segment	49,085	8,372	463	197	453	(58,570)	0

es and other income	53,178	12,274	19,083	117,183	1,646	(57,216)	146,148
g income	32,588	2,235	(1,820)	(606)	(1,292)	(258)	30,847

)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other	Eliminations	Total
ɜr 2008							
ıird party and							
e	2,879	10,289	108,704	530,165	2,700	0	654,737
ıter-segment	216,882	35,031	1,882	966	2,212	(256,973)	0
(loss) from equity							
ıvestments	82	809	225	216	(49)	0	1,283
es and other income	219,843	46,129	110,811	531,347	4,863	(256,973)	656,020
g income	166,907	12,784	12,541	4,548	(731)	2,783	198,832
ɜr 2007							
ıird party and							
e	5,925	13,483	72,434	427,355	2,851	140	522,188
ıter-segment	173,259	27,746	965	468	1,600	(204,038)	0

In the Exploration and Production Norway segment, the line Revenues third party and Other income is negative in the fourth quarter of 2008 due to negative changes in the fair value of certain earn-out agreements accounted for as derivatives.

In the International Exploration and Production segment, the Group recognised an impairment loss of NOK 1.3 billion (year to date NOK 4.4 billion) in the fourth quarter of 2008, of which the main part relates to assets in the Gulf of Mexico. The impairment charges have been presented as Exploration expenses of NOK 0.1 billion (year to date NOK 2.4 billion) and Depreciation, amortisation and impairment losses of NOK 1.2 billion (year to date NOK 2 billion) on the basis of their nature as intangible assets (exploration assets) and fixed assets (developme and producing assets), respectively. In assessing the need for impairment of the carrying amount of a potentially impaired asset, the asset's carrying amount is compared to the recoverable amount. The recoverable amount is the higher of fair value less costs to sell and estimated value in use. When preparing a value in use calculation the estimated future cash flows are adjusted for risks specific to the asset and discounted using a real post-tax discount rate of 6.5% for the fourth quarter. The discount rate is derived from the Group's post-tax weighted average cost of capital (WACC).

The 2007 Financial Statements included an expense of NOK 10.7 billion before tax related to restructuring expenses and other expenses related to the merger in 2007. The major part of these expenses was related to pensions and early retirement packages offered to all employees above the age of 58 years. The total expense impacted the net operating income of all segments, and most significantly the segment Exploration and Production Norway. Based on a settlement in 2008, StatoilHydro has recognised NOK 1.5 billion before tax as a cost reduction in the fourth quarter of 2008. The main part of this amount relates to the segment Exploration and Production Norway.

5 INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

Additions through business combinations relate to the International Exploration and Production segment, see note 7 for further information on business combinations. Other additions in Intangible assets mainly (NOK 13.9 billion) relate to the International Exploration and Production segment. Other additions in Property, plant and equipment mainly relate to the Exploration and Production Norway (NOK 31.1 billion) and the International Exploration and Production (NOK 22.1 billion) segments.

6 PROVISIONS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

StatoilHydro ASA issued a declaration to the Norwegian Ministry of Petroleum and Energy (MPE) in 1999 in connection with a dispute between four Åsgard partners and StatoilHydro related to the construction of new facilities for the Åsgard development at the Kårstø Terminal. The declaration confirmed that the MPE will receive similar treatment as the four Åsgard partners with respect to the disputed issues. On the basis of the declaration, the MPE on 29 April 2008 issued a writ involving a multi-component compensation claim, the aggregate principal exposure of which for StatoilHydro approximates between NOK 4 and 7 billion after tax. During the fourth quarter of 2008 ExxonMobil, the fina Åsgard partner at the time of the original dispute, has issued a similar writ with a compensation claim approximating an estimated exposure of up to NOK 1 billion after tax. StatoilHydro rejects both claims.

The price reviews of two long-term natural gas contracts previously in arbitration have been settled during the fourth quarter of 2008 without any significant effect on the income statement for the period.

StatoilHydro ASA has offered early retirement packages to employees above the age of 58 years (contingent upon certain conditions). The offer is divided into two phases; employees working onshore (first phase) and employees working offshore and on onshore plants and terminals (second phase). A settlement concerning restructuring cost charges related to the first phase has been reached in the fourth quarter between StatoilHydro and the partners on the Norwegian continental shelf, see further in note 4. Contingent receivables related to the second phase cannot yet be estimated with sufficient reliability and remain unrecorded.

StatoilHydro was informed on 26 September 2007 of possible consultancy agreements and transactions associated with Hydro's petroleum activities in Libya, which were transferred to StatoilHydro as of 1 October 2007 as part of the merger with Hydro Petroleum, and which could be in conflict with applicable Norwegian and US anti-corruption legislation. Following a preliminary assessment by StatoilHydro, an external review of the relevant aspects was initiated. The external US and Norwegian legal counsels that have conducted the review delivered their report to StatoilHydro ASA's CEO on 6 October 2008. The report has also been delivered to the National Authority for Investigation and Prosecution of Economic and Environmental Crime in Norway (Økokrim), the US Department of Justice, the US Securities and Exchange Commission and Libyan authorities. The report does not draw any legal conclusions. In accordance with the mandate for the review, the report entails the facts relevant to applicable Norwegian and US anti-corruption legislation to which StatoilHydro ASA may be subject as a result of the merger.

During the normal course of its business StatoilHydro is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. StatoilHydro has provided in its accounts for probable liabilities related to litigation and claims based on the Company's best judgement. StatoilHydro does not expect that the financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

7 BUSINESS DEVELOPMENTS AND SUBSEQUENT EVENTS

In November 2008, StatoilHydro acquired a 32.5% interest in the Marcellus shale gas exploration acreage from Chesapeake Appalachia, L.L.C. The Marcellus shale gas exploration acreage covers 1.8 million net acres (7,300 square kilometres) in the Appalachia region of the Northeastern USA. StatoilHydro paid a cash consideration of USD 1.3 billion and will pay an additional USD 2.1 billion in the form of a 75% carry on drilling and completion of wells during the period 2009 to 2012. The Marcellus assets are in the exploration and evaluation phase the carry element will be recorded in the financial statements at the time the costs of the wells are incurred based on provisions in IFRS 6

In December 2008, StatoilHydro completed the acquisition of the remaining 50% interest in the Peregrino heavy-oil field offshore Brazil, after closing the deal to acquire Anadarko's 50% stake on 10 December 2008. StatoilHydro paid a cash consideration of USD 1.8 billion, includin expenditures incurred in the period 1 January to 10 December 2008, for 100% of the shares in Anadarko's wholly owned company Anadark Petroleo Ltda and Anadarko's 50% share of the company South Atlantic Holding BV. Conditional on future oil prices above pre-defined threshold levels, StatoilHydro will pay an additional maximum pre-tax amount of USD 0.3 billion to be earned by 2020, related to the Peregi field. The value of the contingent consideration element at the time of closing the deal was estimated to USD 0.2 billion and has been recognised as part of the acquisition price. The Peregrino acquisition has been assessed to constitute a business combination under IFRS 3 and changes in the value or final payment of the contingent consideration element will be recorded as an adjustment to the book value of assets acquired. A purchase price allocation has been performed and the fair values were assigned mainly to Property plant and equipment (development assets) and Intangible assets (exploration assets). Fair value of acquired property plant and equipment was estimated to NOK 12.4 billion (book value NOK 2.5 billion) while the fair value of intangible assets was estimated to NOK 1.5 billion (not previously recognisec the acquired company). In addition, current liabilities of NOK 0.3 billion and current assets of NOK 0.1 billion were acquired and assigned values. StatoilHydro's original share of 50% in South Atlantic Holding BV has previously been accounted for as an associated company usin the equity method. As a result of the business combination, the entity is now consolidated and the book value of net assets previously accounted for using the equity method has been accounted for as additions through business combinations. The acquired business has not generated any revenues and has not incurred significant operating expenses in the period from 1 January 2008 to the acquisition date or in period after the acquisition date as the operations have mainly been related to development and exploration activities, for which the expenditures have been capitalised as intangible assets (exploration) and property, plant and equipment (development).

Effective 1 January 2009, StatoilHydro completed an internal group reorganisation in which the parts of the Exploration and Production Norway segment activities and assets previously hosted under StatoilHydro ASA, excluding employees employed by StatoilHydro ASA, were transferred to the wholly owned subsidiary StatoilHydro Petroleum AS. Some parts of the Natural Gas segment activities and assets, but no employees, were also transferred. Following these reorganisations the operations of StatoilHydro ASA is no longer subject to the special petroleum tax on the Norwegian Continental Shelf. As a consequence, the tax assets related to pension liabilities in StatoilHydro ASA have effective 31 December 2008 been recognised at 28%, which is the tax rate expected to be in effect at the realisation date. Previously the estimated tax rate was 56%, based on assumed amounts expected to be realised under the petroleum tax regime and the general tax regir respectively. The effect is a reduction of the deferred tax assets on pensions and retained earnings by NOK 5.4 billion as of 31 December 2008.

The 1 January 2009 internal group reorganisation has also resulted in a change of functional currency from NOK to USD in StatoiHydro AS effective from the same date and with prospective effect. This change has no impact on the consolidated financial statements for 2008. The presentation currency for the StatoiHydro Group will remain NOK.